As filed with the Securities and Exchange Commission on

                                  July 3, 2001

                           Registration No.___________
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------


                                    Form S-6
                                 --------------

              For Registration under the Securities Act of 1933 of
               Securities of Unit Investment Trusts Registered on
                                   Form N-8B-2
                                ----------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                           (Exact Name of Registrant)
                                ----------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   (Depositor)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                ----------------

                                DONALD R. STADING
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                -----------------

    Title of Securities Being Registered: Securities of Unit Investment Trust
                                          ------------------------------------

Approximate Date of Proposed Public offering: As soon as practicable after the effective date of the Registration Statement.

Flexible  Premium  Variable  Life  Insurance   Policies  -  Registration  of  an
indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940

The Registrant hereby amends this Registration on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

               RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2
                               AND THE PROSPECTUS

 ITEM NO. OF
FORM N-8B-2      CAPTION IN PROSPECTUS
-----------      ---------------------

      1               Cover Page
      2               Cover Page
      3               Not Applicable
      4               Policy Distributions
      5               About Our Company
      6               About Our Company
      7               Not Required
      8               Not Required
      9               Legal Proceedings
     10   (a)         Policy Application and Insurance
          (b)         Policy Distributions
          (c)(d)(e)   Policy Distributions; Lapse and Grace Periods;
                      Reinstatement
          (f)(g)(h)   Voting Rights; Tax Matters
          (i)         Important Policy Provisions
     11               Separate Account Variable Investment Options
     12               Separate Account Variable Investment Options; Policy
                      Distributions
     13               Tax Matters; Policy Distributions
     14               Policy Application and Issuance
     15               Policy Application and Issuance
     16               Variable Investment Options
     17               Policy Distributions; Lapse and Grace Periods;
                      Reinstatement;
                      Important Policy Provisions
     18               Separate Account Variable Investment Options
     19               Reports to You; Voting Rights; Policy Distributions
     20               About Our Company; Voting Rights; Tax Matters
     21               Policy Loans
     22               Not Applicable
     23               Policy Distributions
     24               Important Policy Provisions
     25               About Our Company
     26               Policy Distributions
     27               About Our Company
     28               Our Management
     29               About Our Company
     30               Not Applicable
     31               Not Applicable
     32               Not Applicable
     33               Not Applicable
     34               Not Applicable
     35               About Our Company
     36               Not Required
     37               Not Applicable
     38               Policy Distributions
     39               Policy Distributions
     40               Not Applicable
     41               Policy Distributions

     ITEM NO. OF
     FORM N-8B-2      CAPTION IN PROSPECTUS


     42               Not Applicable
     43               Not Applicable
     44   (a)         Separate Account Variable Investment Options; Policy
                      Application and Issuance
          (b)         Charges; Policy Distributions
          (c)         Charges
     45               Not Applicable
     46               Separate Account Variable Investment Options; Policy
                      Distributions; Lapse and Grace Periods; Reinstatement
     47               Not Applicable
     48               About Our Company
     49               Not Applicable
     50               Separate Account Variable Investment Options
     51               Cover Page; Policy Summary; Important Policy Provisions;
                      Tax Matters; Policy Distributions
     52               Tax Matters
     53               Tax Matters
     54               Not Applicable
     55               Not Applicable
     56               Not Required
     57               Not Required
     58               Not Required
     59               Financial Statements

--------------------------------------------------------------------------------
PROSPECTUS: October ___, 2001
                                   AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO
OVERTURE OVATION!(sm)
Flexible Premium
Variable Universal Life Insurance Policy
                                        Ameritas Variable Life Insurance Company
                                                              Separate Account V
--------------------------------------------------------------------------------
      This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, to change the death benefit, and in how to invest your Policy value. THE VALUE OF YOUR POLICY WILL GO UP OR DOWN BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE INVESTMENT OPTIONS YOU CHOOSE. THE AMOUNT OF THE DEATH BENEFIT CAN ALSO VARY AS A RESULT OF INVESTMENT PERFORMANCE.

    You may allocate all or part of your Policy value among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from these series funds:


                    Series Fund issuing the Subaccount
 Referred to as:          underlying portfolios:            Portfolio Advisor - Subadvisors
------------------- ------------------------------------ --------------------------------------
ALGER               The Alger American Fund              FRED ALGER MANAGEMENT, INC.
------------------- ------------------------------------ --------------------------------------
AMERICAN CENTURY    American Century Variable            AMERICAN CENTURY INVESTMENT
                    Portfolios, Inc.                     MANAGEMENT, INC.
------------------- ------------------------------------ --------------------------------------
AMERITAS            Calvert Variable Series, Inc.        AMERITAS INVESTMENT CORP.
PORTFOLIOS          Ameritas Portfolios                  -FRED ALGER MANAGEMENT, INC. (FRED ALGER)
                                                         -DAVID L. BABSON & COMPANY INC. (BABSON)
                                                         -CALVERT ASSET MANAGEMENT COMPANY, INC.(CALVERT)
                                                         -MASSACHUSETTS FINANCIAL SERVICES COMPANY (MFS)
                                                         -HARRIS ASSOCIATES, INC. (OAKMARK)
                                                         -STATE STREET GLOBAL ADVISORS (STATE STREET)
------------------- ------------------------------------ --------------------------------------
CALVERT SOCIAL      Calvert Variable Series, Inc.        CALVERT ASSET MANAGMENT COMPANY, INC.
                    Calvert Social Portfolios
------------------- ------------------------------------ --------------------------------------
FIDELITY            Variable Insurance Products:         FIDELITY MANAGEMENT & RESEARCH
                    Service Class 2                      COMPANY
------------------- ------------------------------------ --------------------------------------
INVESCO FUNDS       INVESCO Variable Investment Funds,   INVESCO FUNDS GROUP, INC.
                    Inc.
------------------- ------------------------------------ --------------------------------------
MFS                 MFS Variable Insurance Trust         MASSACHUSETTS FINANCIAL SERVICES COMPANY
------------------- ------------------------------------ --------------------------------------
MORGAN STANLEY      Universal Institutional Funds, Inc.  MORGAN STANLEY ASSET MANAGEMENT
------------------- ------------------------------------ --------------------------------------
SALOMON BROTHERS    Salomon Brothers Variable Series     SALOMON BROTHERS ASSET MANAGEMENT INC.
                    Funds Inc.
------------------- ------------------------------------ --------------------------------------
SUMMIT PINNACLE     Summit Mutual Funds, Inc., Summit    SUMMIT INVESTMENT PARTNERS, INC.
SERIES              Pinnacle Series
------------------- ------------------------------------ --------------------------------------
THIRD AVENUE        Third Avenue Variable Series Trust   EQSF ADVISERS, INC.

or you may allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

                Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

    A registration statement including other information about us and the Policy is on file with the Securities and Exchange Commission ("SEC"). For a free copy, access it on the SEC's Web site (WWW.SEC.GOV, EDGARD "SEARCH FOR COMPANY FILINGS," "QUICK FORMS LOOKUP" and type in "Ameritas Variable"). You can also ask for it from the SEC's office in Washington, D.C.; they may charge you a fee.



 THE SEC DOES NOT PASS UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, AND HAS
   NOT APPROVED OR DISAPPROVED THE POLICY. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


       NOT FDIC INSURED         MAY LOSE VALUE         NO BANK GUARANTEE

--------------------------------------------------------------------------------
             AMERITAS VARIABLE LIFE INSURANCE COMPANY (WE, US, OUR)
    SERVICE CENTER, P.O. BOX 82550, LINCOLN, NEBRASKA 68501. 1-800-745-1112.
                              VARIABLE.AMERITAS.COM
--------------------------------------------------------------------------------

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                             Ameritas Variable Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              variable.ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Sending Forms, Written Notice and Written Requests in "Good Order." If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales represen-tative to learn what information is required for the request to be in "good order". Often, we can only accept information on a form we provide. We can only act upon requests that are received in good order.

Remember, the Correct Form is important for us to accurately process your Policy elections and changes. Many can be found on the on-line services section of our Web site. Or, call us at our toll-free number and we'll send you the form you need.

Make checks payable to:
"Ameritas Variable Life Insurance Company"


TABLE OF CONTENTS                                         BEGIN ON PAGE
--------------------------------------------------------------------------------
    DEFINED TERMS..............................................3
    POLICY SUMMARY.............................................4
    CHARGES & CREDITS TABLES...................................6
    IMPORTANT POLICY PROVISIONS................................9
        Policy Application and Issuance
        Policy Value
        Misstatement of Age or Sex
        Suicide
        Incontestability
        Telephone Transactions
        Lapse and Grace Periods (GUARANTEED DEATH BENEFIT)
        Reinstatement
        Delay of Payments
        Beneficiary
        Minor Owner or Beneficiary
        Optional Features
        Policy Changes
    INVESTMENT OPTIONS.......................................14
        Separate Account Variable Investment Options
        Fixed Account Fixed Interest Rate Option
        Transfers
        Third-Party Services
        Systematic Transfer Programs
         (DOLLAR COST AVERAGING, PORTFOLIO REBALANCING,
          EARNINGS SWEEP)
    CHARGES & CREDITS........................................18
        Deduction from Premium (PREMIUM CHARGE FOR TAXES)
        Monthly Deductions from Policy Value
         (ADMINISTRATIVE CHARGES; COST OF INSURANCE CHARGE)
        Daily Deduction from Separate Account Assets
         (RISK CHARGE, PORTFOLIO CHARGES)
        Transaction Charges
         (SURRENDER CHARGE, PARTIAL WITHDRAWAL CHARGE,
          TRANSFER FEE)
        Waiver of Certain Charges
        Cash Surrender Value Bonus
    POLICY DISTRIBUTIONS...................................21
        Death Benefit
        Policy Loans
        Full Surrender
        Partial Withdrawal
        Payment of Policy Proceeds
    TAX MATTERS............................................25
        Life Insurance Qualification
        Tax Treatment of Loans & Other Distributions
        Other Policy Owner Tax Matters
    MISCELLANEOUS..........................................28
        About Our Company
        State Regulation
        Distribution of the Policies
        Voting Rights
        Distribution of Materials
        Advertising
        Legal Proceedings
        Independent Auditors
        Our Management
    APPENDIX A: Variable Investment Option Portfolios.....A:1
    APPENDIX B:  Example Illustrations....................B:1
    APPENDIX C:  Financial Statements.....................C:1
    APPENDIX D:  Optional Features........................D:1
    Thank You / If You Have Questions / Reports to You....Last Page

OVERTURE OVATION! VUL                2

DEFINED TERMS
--------------------------------------------------------------------------------

ACCUMULATION UNITS are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

BUSINESS DAY is each day that the New York Stock Exchange is open for trading.

CASH SURRENDER VALUE is the total Policy value less outstanding loans and loan interest, less any applicable surrender charge, and less any due but unpaid Policy charges.

FIXED ACCOUNT is the portion of Policy value allocated to our general account and receiving a fixed rate of interest guaranteed by us.

GUARANTEED DEATH BENEFIT is the initial specified amount of insurance for the first five Policy Years so long as Minimum Premium is paid, and any other longer period provided by an optional Guaranteed Death Benefit Rider.

LOAN ACCOUNT is an account we maintain for your Policy if you have a Policy loan outstanding. The Loan Account is credited with interest and is not affected by the experience of the variable investment options of the Separate Account. The Loan Account is part of our general account.

OWNER, YOU, YOUR is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

POLICY DATE is the effective date for Policy coverage. It is usually, but need not be, the same as the date the Policy is issued.

POLICY YEAR/MONTH/ANNIVERSARY are measured from respective anniversary dates of the Policy Date of your Policy.

PREMIUM
   GUARANTEED DEATH BENEFIT PREMIUM is the amount of premium which, if paid in advance, will keep your Policy in force during the optional Guaranteed Death Benefit Period so long as other Policy provisions are met, even if the Cash Surrender Value is zero or less.
   INITIAL PREMIUM is equal to 1/12th of the total first year Minimum Premium, times the number of months between the Policy Date and the date the Policy is issued plus one month.
   MINIMUM PREMIUM is the amount of premium which, if paid monthly in advance, will keep your Policy in force for the first five Policy Years, even if the Cash Surrender Value is zero or less.
   PLANNED PERIODIC PREMIUM is a schedule of equal premiums payable at fixed intervals chosen by you, the Owner. You need not follow this schedule, nor will following it ensure that the Policy will remain in force unless the payments meet the requirements of the Minimum Premium or Guaranteed Death Benefit Premium.

SUBACCOUNT is a variable investment option division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single, underlying, non-publicly traded portfolio issued through a series fund.

VALUATION PERIOD is the period commencing at the close of business of the New York Stock Exchange on each Business Day and ending at the close of business on the next succeeding Business Day.

WE, US, OUR, AMERITAS, AVLIC - Ameritas Variable Life Insurance Company.

WRITTEN NOTICE OR REQUEST -- Written notice, signed by you, in good order, on a form approved by or acceptable to us, that gives us the information we require and is received at AVLIC, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6153. Call us if you have questions about what form or information is required.

--------------------------------------------------------------------------------
    THIS PROSPECTUS MAY ONLY BE USED TO OFFER THE POLICY WHERE THE POLICY MAY
      LAWFULLY BE SOLD. THE POLICY, AND CERTAIN FEATURES DESCRIBED IN THIS
                 PROSPECTUS, MAY NOT BE AVAILABLE IN ALL STATES.

    NO ONE IS AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE POLICY THAT IS NOT IN THIS PROSPECTUS. IF ANYONE DOES SO, YOU SHOULD NOT
                  RELY UPON IT AS BEING ACCURATE OR ADEQUATE.

OVERTURE OVATION! VUL                3

POLICY SUMMARY
--------------------------------------------------------------------------------

        THIS SECTION IS ONLY A SUMMARY. PLEASE READ EACH SECTION OF THIS
                       PROSPECTUS FOR ADDITIONAL DETAIL.

        The OVERTURE OVATION! Policy is flexible premium variable universal life insurance. The Policy pays a death benefit to the Policy beneficiary upon the insured's death, or pays a Cash Surrender Value to you if you surrender the Policy. The insured cannot be over age 90 on the insured's birthday nearest the Policy issue date. We will only issue the Policy for an initial specified amount of insurance coverage of $50,000 or more.

        You have flexibility under the Policy. Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the investment options. You may allocate Policy premium and value among several different variable investment options where you can gain or lose money on your investment, or to a fixed rate option where we guarantee you will earn a fixed rate of interest. You can take out a Policy loan, make a partial withdrawal, or surrender your Policy completely, subject to certain restrictions. However, loans and surrenders may be subject to income tax and penalty tax.

       Your Policy Value and Death Benefit will go up or down as a result of the investment experience of your Policy value allocated to the variable investment options. Even if you pay Planned Periodic Premiums, your Policy could lapse if the Policy value is not enough to pay the Policy's Charges. However, your Policy will not lapse during the first five Policy Years if you meet the Minimum Premium requirements, or during the Guaranteed Death Benefit Period if you meet the Guaranteed Death Benefit Premium requirements. Your Policy's Death Benefit will never be less than the then current Specified Amount of insurance coverage less any outstanding Policy loans and unpaid loan interest.

        BUYING A POLICY MIGHT NOT BE ADVISABLE IF IT IS JUST REPLACING EXISTING LIFE INSURANCE. YOU MAY WISH TO CONSULT WITH YOUR FINANCIAL OR INSURANCE ADVISER.

[ ]     COMPARISON TO OTHER POLICIES AND INVESTMENTS

                              A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax-deferred basis while providing benefits such as life insurance protection through death benefits, lifetime income payments, guaranteed fees, and asset allocation models.

        COMPARED TO OTHER LIFE INSURANCE. The Policy is like fixed-benefit life insurance except for its variable investment features, the flexibility to vary the amount and timing of premium payments and, within limits, to change the death benefit. Another difference is that the Policy value and death benefit may vary to reflect the investment experience of the variable investment options you select, so you have both the investment risk (including possible loss of value) and opportunity, not us.

        COMPARED TO MUTUAL FUNDS. Although the Separate Account variable investment options' underlying portfolios operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy is different. Unlike publicly traded mutual funds, the Policy has these features:

o Provides insurance protection through a death benefit based on the insured's life.
o Can lapse with no value, if your Policy value is not enough to pay charges or loan interest, unless the terms for a Guaranteed Death Benefit are met.
o Can provide settlement option payments for the rest of your life or for some other period.
o You can transfer money from one underlying investment portfolio to another without tax liability.
o Dividends and capital gains distributed by the variable investment options' underlying portfolios are automatically reinvested and are reflected in the portfolio's value.
o Insurance-related charges not associated with direct mutual fund investments are deducted from the value of the Policy.
o   Premature surrenders may be subject to a 10% federal tax penalty.
o Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although (a) such earnings are exempt from taxation if received as a death benefit and (b) taxation of them is deferred until such earnings are distributed.
o If the Policy became a "modified endowment contract," as defined by tax law, then (a) there would be a 10% penalty tax on withdrawals before age 59 1/2;
    (b) withdrawals are deemed to come from earnings first (taxable), then from premium; and (c) loans are treated as withdrawals.
o You have a short time period to review your Policy and cancel it for a return of premium paid. The terms of this "right to examine" period vary by state (see the cover of your Policy).
o We, not you, own the shares of the variable investment option's underlying portfolios. You have interests in the Separate Account Subaccounts that invest in the underlying portfolios that you select.


OVERTURE OVATION! VUL                4

[ ]     POLICY OPERATION & FEATURES

PREMIUMS.

o Minimum initial premium: The Initial Premium required to purchase the level of initial specified amount of life insurance coverage you select.
o Ongoing premium: may be any amount greater than the minimum premium required to keep coverage in effect. We will notify you if premium will exceed tax limits for life insurance and cause the Policy to become a "modified endowment contract."
o  The Policy has no maturity date, except in States that require it.

CHARGES DEDUCTED FROM PREMIUM

o  Premium charge for taxes: currently 3.5% of premium.

INVESTMENT OPTIONS.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer between investments, subject to limits. Asset Allocation, dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

CHARGES DEDUCTED FROM ASSETS.
(SEE CHARGES & CREDITS TABLES ON NEXT PAGES.)

Deductions from entire Policy value:
o       Administrative expense charges
o       Cost of insurance charge
o       Surrender and partial withdrawal charges, if any.
o       Charges for selected optional features.

Deductions from Separate Account assets only: o Mortality and expense risk charge.

o Underlying portfolio investment advisory charges and operating expenses.


SURRENDERS.

o You can surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Policy value. Applicable charges are shown in the CHARGES & CREDITS TABLES, next page.

LOANS
o You may borrow a limited amount of Policy value. Each loan must be at least $200. Interest accrues on outstanding loan amounts. After the 10th Policy Year, loans at a lower interest may be available.

BONUS

o We may give you an added credit to your Policy value each year after your 16th Policy Year.


                            -------------
                            Premiums to
                            Your Policy
                            -------------

         -----------------------------------------------
            Ameritas Variable Life Insurance Company
         -----------------------------------------------

                     --------------------------
                       Charges Deducted from
                              Premium
                     --------------------------

         -----------------------------------------------
                       Investment Options
         -----------------------------------------------
         Fixed
         Account           Ameritas Variable Life
                          Insurance Company Separate
         POLICY                    Account V
         VALUE
         RECEIVES         Variable Investment Options
            A             POLICY VALUE MAY VARY DAILY
         GUARANTEED      DEPENDING UPON THE INVESTMENT
         FIXED           PERFORMANCE OF THE UNDERLYING
         INTEREST                 PORTFOLIOS.
           RATE.
         -----------    --------------------------------
                                The Subaccounts
                        --------------------------------
                            A          B        Etc.
                        ---------- ---------- ----------

                        ---------- ---------- ----------
                        Underlying  Underlying   Etc.
                        Portfolio   Portfolio
                            A           B
                        ---------- ---------- ----------

         -----------------------------------------------
                Charges (DEDUCTIONS FROM ASSETS)
         -----------------------------------------------

         ----------------    -----------    ------------
                             Surrender         Death
                             all or          Benefits:
              Loans          part of         Option A
                             the Policy     or Option B
         ----------------    -----------    ------------
                             ---------------------------
                               Paid in Annuity Income
                                    or Lump Sum
                             ---------------------------
DEATH BENEFIT.
o If you meet certain premium requirements, we will guarantee a death benefit for a certain period even if your Policy's Cash Surrender Value falls to zero.
o  Two death benefit options are available:
   Option A: essentially a level death benefit that includes total Policy value within the specified amount; or
   Option B: pays the total Policy value in addition to the specified amount. DEATH BENEFIT PROCEEDS ARE REDUCED BY ANY POLICY LOAN BALANCE, UNPAID LOAN INTEREST, AND ANY MONTHLY DEDUCTIONS DUE BUT UNPAID AT DEATH. See the POLICY DISTRIBUTIONS: DEATH BENEFITS section for details.

SETTLEMENT INCOME.
o Amounts surrendered or death benefit proceeds can be paid out under several different payment options.

OVERTURE OVATION! VUL                5

CHARGES & CREDITS TABLES
--------------------------------------------------------------------------------

        The  following  table is a  summary.  See the  CHARGES & CREDITS  section  of this
Prospectus for more detail.

-------------------------------------------------------------------------------------------------
CHARGES
-------------------------------------------------------------------------------------------------
DEDUCTED FROM PREMIUM
-------------------------------------------------------------------------------------------------
>       PREMIUM CHARGE FOR TAXES (% OF EACH PREMIUM)                          3.50%     5.00%
-------------------------------------------------------------------------------------------------
MONTHLY DEDUCTION FROM POLICY VALUE
-------------------------------------------------------------------------------------------------
>       ADMINISTRATIVE CHARGE                                                 $5.00     $9.00
------------------------------------------------------------------ ------------------ -----------
>       ADMINISTRATIVE CHARGE PER $1,000 OF INITIAL SPECIFIED
        AMOUNT                                                             *varies.   *varies.
        * varies by insured's sex, issue age, risk class and
        specified amount of insurance coverage. Ask for a Policy     Grades to $0 in  Level 20
        illustration or see your Policy for the charge               the 21st Policy    year
        applicable to you.                                                 Year.       charge.
------------------------------------------------------------------ ------------------ -----------
>       ADMINISTRATIVE CHARGE PER $1,000 OF INCREASE IN
        SPECIFIED AMOUNT
        * varies depending upon the total                                  *varies.    *varies.
        specified amount of insurance coverage                      Grades to $0 in   Level 20
        after the increase, and by the insured's age at the time     the 21st year      year
        of the increase.  Ask for a Policy illustration or see     after the increase  charge.
        your Policy for the charge applicable to you.
------------------------------------------------------------------ --------- -------- -----------
>       COST OF INSURANCE  (DEDUCTED MONTHLY FROM TOTAL POLICY             *varies     *varies
        VALUE)
        * varies by insured's sex, issue age, risk class and
        specified amount of insurance coverage.  Ask for a
        Policy illustration or see your Policy for the charge applicable to you.
------------------------------------------------------------------ --------- -------- -----------
>       COST OF OPTIONAL FEATURES  (DEDUCTED MONTHLY FROM TOTAL            *varies   *varies
        POLICY VALUE)
        * varies depending upon the optional features added to your Policy.  Ask for  a  Policy  illustration  or  see  your  Policy  for  these  charges applicable to you.
------------------------------------------------------------------ --------- -------- -----------
DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS
------------------------------------------------------------------ --------- -------- -----------
>       RISK CHARGE (for mortality and expense risk)               Years      0.70%     0.90%
        (DEDUCTED DAILY FROM SEPARATE ACCOUNT ASSETS ONLY TO        1-15:     0.45%     0.90%
        EQUAL THE ANNUAL % SHOWN)                                  Years
                                                                     16+:
-------------------------------------------------------------------------------------------------
TRANSACTION CHARGES
-------------------------------------------------------------------------------------------------
>       SURRENDER CHARGE (DEDUCTED FROM TOTAL POLICY VALUE
        UPON A FULL SURRENDER)
        * varies in amount and duration by insured's sex, issue age, risk class, and the amount of time you have had your Policy.
        May apply for up to 15 years. The highest aggregate surrender
        charge is $48 for each $1,000 of specified amount of insurance      *varies    Same as
        coverage.  Taxes and  penalties may also apply.  Ask for a Policy                current
        illustration  or see your Policy for these charges applicable to you.
------------------------------------------------------------------ -------- --------- -----------
>      PARTIAL WITHDRAWAL CHARGE (LESSER OF % OF WITHDRAWAL AMOUNT       2%, or  $25  2%, or $50
       OR DOLLAR AMOUNT)
------------------------ ----------------------------------------- --------- -------- -----------
>       TRANSFER FEE     >       First 15 transfers per year
        (PER TRANSFER)   >       Over 15 transfers in one Policy              NONE     Same as
                                 Year, we may charge...                       $10      current
------------------------------------------------------------------ ------------------------------
INTEREST                                                            CREDITED CURRENT   GUARANTEED
                                                                             CHARGE    MAXIMUM
                                                                                       CHARGE
------------------------------------------------------------------ --------- -------- -----------
>       FIXED ACCOUNT
      * GUARANTEED MINIMUM ANNUAL EFFECTIVE RATE.  WE MAY CREDIT   At least    N/A       N/A
       A HIGHER CURRENT RATE.                                        3.5%*
------------------------------------------------------------------ --------- -------- -----------
>       LOAN ACCOUNT  (EFFECTIVE ANNUAL RATES)
      REGULAR LOANS                                                 3.50%     5.50%     6.00%
      REDUCED RATE LOANS  (AVAILABLE ONLY AFTER THE 10TH POLICY     3.50%     3.50%     4.00%
      YEAR)
------------------------------------------------------------------ --------- -------- -----------
BONUS                                                              CURRENT            GUARANTEED
                                                                   CREDIT               CREDIT
------------------------------------------------------------------ --------- -------- -----------
>       CASH SURRENDER VALUE BONUS
       (% OF CASH SURRENDER VALUE ADDED TO POLICY VALUE EACH POLICY  25%                none
        ANNIVERSARY BEGINNING IN POLICY YEAR 16).
------------------------------------------------------------------ --------- -------- -----------

SUBACCOUNT UNDERLYING PORTFOLIO ANNUAL EXPENSES
   The following chart shows the expenses charged in the year 2000 by each Subaccount underlying portfolio based on that portfolio's average daily net assets. We then deduct applicable Separate Account charges from the net asset value in calculating the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio. Information relating to the underlying portfolios was provided by the underlying portfolios and was not independently verified by us.


OVERTURE OVATION! VUL                6

                                                                                    Total
                                                                                  Expenses
                                                                                    after
o       Subaccount's underlying    Management 12b-1  Other     Total  Waivers    waivers and
     Portfolio Name                   Fees    Fees    Fees     Fund   and        reductions,
                                                               Fees   Reductions   if any
----------------------------------------------------------------------------------------------
ALGER
o       Alger American Balanced       0.75%    -      0.13%    0.88%      -          0.88%
o       Alger American Leveraged
        AllCap                        0.85%    -      0.05%    0.90%      -          0.90%
AMERICAN CENTURY                               -
o       VP Income & Growth            0.70%    -       -       0.70%      -          0.70%
AMERITAS PORTFOLIOS (SUBADVISOR) (1)
o       Ameritas Growth (FRED
        ALGER)                        0.80%    -      0.09%    0.89%      -          0.89%
o       Ameritas Income & Growth
       (FRED ALGER)                   0.68%    -      0.10%    0.78%      -          0.78%
o       Ameritas MidCap Growth
       (FRED ALGER)                   0.85%    -      0.09%    0.94%      -          0.94%
o       Ameritas Small
        Capitalization (FRED ALGER)   0.90%    -      0.10%    1.00%      -          1.00%
o       Ameritas Micro Cap (BABSON)   1.12%    -      0.88%    2.00%     0.50%       1.50%
o       Ameritas Money Market
        (CALVERT)                     0.25%    -      0.11%    0.36%      -          0.36%
o       Ameritas Emerging Growth
        (MFS CO.)                     0.80%    -      0.15%    0.95%      -          0.95%
o       Ameritas Growth With
        Income (MFS CO.)              0.80%    -      0.43%    1.23%     0.25%       0.98%
o       Ameritas Research (MFS CO.)   0.80%    -      0.52%    1.32%     0.36%       0.96%
o       Ameritas Select (OAKMARK)     0.92%    -      0.88%    1.80%     0.30%       1.50%
o       Ameritas Index 500 (STATE
        STREET)                       0.29%    -      0.11%    0.40%     0.02%       0.38%
CALVERT SOCIAL
o       CVS Social Balanced           0.70%    -      0.18%(2) 0.88%      -          0.88%
o       CVS Social International
        Equity                        1.10%    -      0.43%(2) 1.53%      -          1.53%
o       CVS Social Mid Cap Growth     0.90%    -      0.22%(2) 1.12%      -          1.12%
o       CVS Social Small Cap Growth   1.00%    -      0.61%(2) 1.61%      -          1.61%
FIDELITY (SERVICE CLASS 2)
o       VIP Asset Manager             0.53%   0.25%   0.10%    0.88%      -          0.88%
o       VIP Asset Manager: Growth     0.58%   0.25%   0.14%    0.97%      -          0.97%(3)
o       VIP Contrafund(R)             0.57%   0.25%   0.10%    0.92%      -          0.92%(3)
o       VIP Equity-Income             0.48%   0.25%   0.10%    0.83%      -          0.83%(3)
o       VIP Growth                    0.57%   0.25%   0.09%    0.91%      -          0.91%(3)
o       VIP High Income               0.58%   0.25%   0.18%    1.01%      -          1.01%
o       VIP Investment Grade Bond     0.43%   0.25%   1.07%    1.75%      -          1.75%(4)
o       VIP Overseas                  0.72%   0.25%   0.18%    1.15%      -          1.15%(3)
INVESCO FUNDS
o       VIF Dynamics(5)               0.75%    -      0.34%    1.09%      -          1.09%
MFS
o       Global Governments            0.75%    -      0.32%(6) 1.07%     0.16%(7)    0.91%
o       New Discovery                 0.90%    -      0.19%(6) 1.09%     0.03%(7)    1.06%
o       Utilities                     0.75%    -      0.16%(6) 0.91%      -          0.91%
MORGAN STANLEY
o       Emerging Markets Equity       1.25%    -      0.71%    1.96%     0.16%       1.80%(8)
o       Global Value Equity           0.80%    -      0.63%    1.43%     0.28%       1.15%(8)
o       International Magnum          0.80%    -      0.68%    1.48%     0.30%       1.18%(8)
o       U.S. Real Estate              0.80%    -      0.36%    1.16%     0.06%       1.10%(8)
SALOMON BROTHERS
o       Variable Capital              0.90%    -      0.37%    1.27%     0.27%(9)    1.00%
SUMMIT PINNACLE SERIES(10)
o       Nasdaq-100 Index              0.35%    -      0.29%    0.64%      -          0.64%
o       Russell 2000 Small Cap Index  0.35%    -      0.39%    0.74%      -          0.74%
o       S&P MidCap 400 Index          0.30%    -      0.30%    0.60%      -          0.60%
THIRD AVENUE
o       Third Avenue Value(11)        0.90%    -      1.62%    2.52%     1.22%       1.30%


(1) The Portfolios' aggregate expenses are limited for a period of one year following November 1, 2000 (October 29, 2000 for Ameritas Money Market). Total expenses, both before and after waivers and/or reimbursements, have been restated to reflect the above.

    "Other Fees" for the Ameritas Micro Cap and Ameritas Select portfolios are based on estimates, since these are new portfolios. The portfolio investment adviser (AIC) has voluntarily agreed to reimburse each portfolio so that total annual operating expenses for each portfolio will not exceed 1.50%. The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time without notice.

(2) "Other Fees" reflect an indirect fee resulting from the portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the Portfolio's expenses. Net operating expenses after reductions for fees paid indirectly would be as follows:
               CVS Social Balanced                0.86%
               CVS Social International Equity    1.36%
               CVS Social Mid Cap Growth          1.02%
               CVS Social Small Cap Growth        1.26%

(3) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the fund prospectus for details.

OVERTURE OVATION! VUL                7

(4) The fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed a certain level. Including this reimbursement, the annual class operating expenses were 1.05%. This arrangement may be discontinued by the fund's manager at any time.

(5) The fund's actual other expenses and total annual fund operating expenses were lower than the figures shown because the custodian fees were reduced under an expense offset arrangement. Certain expenses of the INVESCO portfolios were absorbed voluntarily by INVESCO in order to ensure that expenses for the fund, excluding any expense offset arrangements, did not exceed the "Total Expenses" stated in the table. This commitment may be changed at any time following consultation with the board of directors. After absorption, but excluding any expense offset arrangements, the fund's other and total annual fund operating expenses were insignificant for the year ended December 31, 2000.

(6) Each MFS portfolio has an expense offset arrangement which reduces the portfolio's custodian fee based upon the amount of cash maintained by the portfolio with its custodian and dividend disbursing agent. Each portfolio may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the portfolio's expenses).
    "Other Fees" do not take into account these expense reductions and are therefore higher than the actual expenses of the portfolio. Had these reductions been taken into account, "Total Expenses (reflecting waivers and/or reimbursements, if any)" would be lower: 0.90% for MFS Utilities and MFS Global Governments and 1.05% for MFS New Discovery.

(7) MFS contractually agreed, subject to reimbursement, to bear expenses for the MFS Global Governments and MFS New Discovery such that the each portfolio's "Other Fees" (after taking into account the expense offset arrangement described at (6), above) do not exceed 0.15% of the average daily net assets of the portfolio during the current fiscal year. MFS Utilities portfolio has no such limitation. These contracted fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the portfolio.

(8) The portfolio's investment adviser has voluntarily agreed to reduce its management fee and/or reimburse each portfolio so that total annual operating expenses for each portfolio will not exceed:
               Emerging Markets Equity            1.75%
               Global Value Equity                1.15%
               International Magnum fund          1.15%
               U.S. Real Estate fund              1.10%

    The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time and without notice.

    In determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing are excluded from annual operating expenses. If these expenses were incurred, the portfolio's total expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown above.

    For the year ended December 31, 2000, after giving effect to the above voluntary management fee waiver and/or expense reimbursement, the total expenses for each portfolio, including certain investment related expenses, were as stated in the table.

(9) The manager voluntarily reimbursed the fund for certain expenses during the period ended December 31, 2000.

(10)Total operating expenses in excess of those stated for each Summit portfolio are paid by the investment adviser. The S&P MidCap 400(R) Index is a trademark of The McGraw-Hill Companies, Inc. The Nasdaq-100(R) Index is a trademark of The Nasdaq Stock Market, Inc. The Russell 2000(R) Index is a trademark of the Frank Russell Company. These trademarks have been licensed for use by Summit Mutual Funds. The Funds are not sponsored, endorsed, sold or promoted by any of the licensing organizations, and they make no representation or warranty regarding the Funds, and bear no liability with respect to the Funds.

(11)Under current arrangements, whenever, in any fiscal year, the portfolio's normal operating expenses, including the investment advisory fee, but excluding broker commissions, exceeds 1.30% of the portfolio's average net assets, the adviser is obligated to reimburse the portfolio in an amount equal to that excess.

Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

We may receive administrative fees from the investment advisers of certain portfolios. We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of our Company changes.

    EXAMPLES. The ILLUSTRATIONS in APPENDIX B demonstrate how the Policy operates, given the Policy's expenses and several assumed rates of return. These tables may assist you in comparing the Policy's death benefits, Cash Surrender Values and Policy values with those of other variable life insurance policies. You may also ask your sales representative or us to provide a comparable illustration based upon your specific situation. THE EXAMPLE AMOUNTS ARE
ILLUSTRATIVE ONLY, AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


OVERTURE OVATION! VUL                8

IMPORTANT POLICY PROVISIONS
--------------------------------------------------------------------------------

        The OVERTURE OVATION! Policy is a flexible premium variable universal life insurance policy. Many rights and benefits under the Policy are summarized in this prospectus; however, refer to the Policy itself for the actual and complete terms of the Policy. You may obtain a copy of the Policy from us. The Policy remains in force until surrendered for its Cash Surrender Value, or all proceeds have been paid as a death benefit, or until it lapses because premiums paid and its Policy value are insufficient to keep the Policy in force and a Guaranteed Death Benefit Period is not in effect, or if a Policy loan exists, the Cash Surrender Value is equal to or less than the amount of the loan.

[ ]     POLICY APPLICATION AND ISSUANCE

                              Replacing an existing life insurance policy is not always your best choice. Evaluate any replacement carefully.

        To purchase a Policy the insured must not be older than age 90 on the insured's birthday nearest to the Policy Date, and must submit an application with the minimum Initial Premium and provide evidence of the proposed insured's insurability satisfactory to us. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium for any reason. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

        Once your application is in good order, we will credit your initial net premium to the Policy on the date the Policy is issued. All premiums are allocated to the Ameritas Money Market Subaccount until 13 days after the date the Policy is issued to accommodate your State "Right to Examine" rights under the Policy. Then, we will allocate your Policy value to the investment options according to your allocation instructions. If a Policy is not issued, we will return your premium.

o    APPLICATION IN GOOD ORDER
     All application questions must be answered, but particularly note these requirements:
o The Owner's and Beneficiary's full name, Social Security number, date of birth, and certain other required information must be included.
o Your premium allocations must be completed, be in whole percentages, and total 100%.
o    Initial premium must meet minimum premium requirements.
o    Your signature and your agent's signature must be on the application.
o    City, state and date the application was signed must be completed.
o You must provide all information required for us to underwrite your application (including health and medical information about the insured, and other information we consider relevant).
o If you have one, please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
o There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
o    Your agent must be both properly licensed and appointed with us.

o       PREMIUM REQUIREMENTS

        Your premium checks should be made payable to "Ameritas Variable Life Insurance Company." We may postpone crediting any payment made by check to your Policy value until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

         Initial Premium
o        Initial  Premium   sufficient  to  purchase  the  specified  amount  of
         insurance coverage you apply for.

         Additional Premiums
o If a premium increases the face amount of coverage, it is subject to evidence of the insured's continued insurability and our underwriting requirements.
o Must be at least enough to maintain the specified amount of coverage you purchased.
o Planned Periodic Premiums may be paid annually, semiannually, or at other intervals we offer. You may change your Planned Periodic Premium, subject to our approval. The Planned Periodic Premium is flexible. Because Policy value can fluctuate depending upon the performance of your selected variable investment options, PAYMENT OF YOUR PLANNED PERIODIC PREMIUMS DOES NOT GUARANTEE THAT YOUR POLICY WILL

OVERTURE OVATION! VUL                9

         REMAIN IN FORCE. YOUR POLICY CAN LAPSE EVEN IF YOU PAY ALL PLANNED PERIODIC PREMIUMS ON TIME. However, there may be a no-lapse guaranty as part of our Guaranteed Death Benefit provision, described below.
o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Policy value.
o Additional premiums are applied pursuant to your current allocation instructions, unless you give us different instructions by Written Notice or authorized telephone transaction at the time you make an additional premium payment.
o We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

[ ]     POLICY VALUE

        On your Policy's date of issue, Policy value equals your initial net premium (premium less the Premium Charge For Taxes of 3.50%) less these charges deducted from assets for the first month: the administrative charges, cost of insurance, and cost of any optional features. On any Business Day thereafter, your total Policy value equals the sum of Policy value in the Separate Account variable investment options, the Fixed Account, and any Loan Account, minus any outstanding charges or loan interest due.


o       SEPARATE ACCOUNT VALUE
        Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:

       (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
       (b) the  daily  mortality  and expense   risk  charge;  and  this  result
           divided by
       (c) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

        When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

o       FIXED ACCOUNT VALUE
        The Policy value of the Fixed Account on any Business Day equals:
        (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
        (b) any net premiums credited since the end of the previous Policy month; plus
        (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
        (d) any transfers and transfer fee from the Fixed Account to the Subaccounts since the end of the previous Policy month; minus
        (e) any partial withdrawal and withdrawal charge taken from the Fixed Account since the end of the previous Policy month; minus
        (f) the Fixed Account's share of any monthly deductions from Policy value; minus
        (g) the Fixed Account's share of charges for any optional features; plus
        (h) interest credited on the Fixed Account balance.


[ ]     MISSTATEMENT OF AGE OR SEX

        If the age or sex of the insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for Policy charges and expenses and the cost of any additional benefits at the insured person's correct age or sex.

OVERTURE OVATION! VUL                10

[ ]     SUICIDE

        We will pay only the premiums received, less any partial withdrawals and indebtedness, if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the date the Policy was issued (and in Missouri, the insured intended suicide at the time coverage was applied for). We will pay only the monthly deductions for an increase in specified amount of insurance coverage if the insured, while sane or insane, commits suicide within two years (one year in Colorado and North Dakota) after the effective date of any increase (and in Missouri, the insured intended suicide at the time the increase was applied for). Optional feature riders to the Policy may have separate suicide provisions.

[ ]     INCONTESTABILITY

        We will not contest the validity of the Policy after it has been in force during the insured's lifetime for two years from the date the Policy was issued or for two years from the date of any reinstatement. We will not contest the validity of an increase in the specified amount of insurance coverage after the Policy has been in force during the insured's lifetime for two years from the effective date of any increase. Any contest of an increase in the specified amount of insurance coverage will be based on the application for that increase. Optional benefit riders to the Policy may have separate incontestability provisions.

[ ]     TELEPHONE TRANSACTIONS

TELEPHONE TRANSACTIONS PERMITTED
o  Transfers among investment options.
o  Establish systematic transfer programs.
o  Change of premium allocations.

HOW TO AUTHORIZE TELEPHONE TRANSACTIONS
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

TELEPHONE TRANSACTION RULES:
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o  Will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o  May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instruction we reasonably believe to be genuine.

[ ]     LAPSE AND GRACE PERIOD

o       LAPSE

        BECAUSE POLICY VALUE CAN FLUCTUATE DEPENDING UPON THE PERFORMANCE OF YOUR SELECTED VARIABLE INVESTMENT OPTIONS, YOUR POLICY CAN LAPSE, EVEN IF YOU PAY ALL PLANNED PERIODIC PREMIUMS ON TIME.

        This Policy will lapse when Policy value is not enough to cover any due but unpaid charges and, where a Policy loan exists, any loan interest due. However, this Policy will not lapse for a guaranteed period if the Guaranteed Death Benefit is in effect. This Policy also will not lapse during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse.

           LAPSE OF THE POLICY MAY RESULT IN ADVERSE TAX CONSEQUENCES.

o       GUARANTEED DEATH BENEFIT

        We guaranty the Policy will not lapse during its first five Policy Years so long as the Minimum Premium, less partial withdrawals and outstanding loan and loan interest, is paid, even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid. This feature may be modified or not available in all states.

        If an optional Guaranteed Death Benefit is elected, we further guarantee the Policy will not lapse during the Guaranteed Death Benefit Period (stated in your Policy's Schedule page; this period varies depending upon your age at Policy issue), even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid, if you meet the Guaranteed Death Benefit Premium requirements and the following rules.
o If the Policy does lapse, the Guaranteed Death Benefit ends and is not reinstated even if the underlying Policy is reinstated after a grace period;

OVERTURE OVATION! VUL                11

o Increases in specified amount of insurance will be reflected in the Guaranteed Death
        Benefit Premium  requirement from the effective date of the change;  and
o Policy premiums paid to date, minus partial withdrawals since the Policy Date, and minus outstanding Policy loans and loan interest charged, must meet or exceed the cumulative Guaranteed Death Benefit Premium required to date.

o       GRACE PERIOD

        If your Policy lapses, we allow you a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date we mail a notice of the premium necessary to keep this Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans or surrenders. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the insured dies during the grace period, we will deduct Policy charges due but not paid from the death benefit proceeds payable.

[ ]     REINSTATEMENT

        If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within three years of the date of lapse. To reinstate, we must receive:
o       Written application signed by you and the insured;
o Evidence of the insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
o       Premium at least equal to the greater of:
        (1)   An  amount sufficient to bring the Cash Surrender Value after the first  Monthly Deduction to an amount greater than zero; or
        (2)   Three  times  the  current  Policy  Month's   monthly   deductions
              adjusted for Percent of Premium Charge for Taxes.
o       Repayment or reinstatement of  any  outstanding  Policy loan,   together
        with unpaid loan interest from the date of lapse.

        The  effective  date  of  reinstatement   will  be  the  Policy  Monthly
Anniversary date on or next following the date the reinstatement is approved.

      The specified amount of the reinstated Policy may not exceed the specified amount at the time of lapse. The Policy value on the effective date of reinstatement will equal the Policy value as of the beginning of the grace period that ended in termination of the Policy. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated.

        The Policy cannot be reinstated once it has been fully surrendered.

[ ]     DELAY OF PAYMENTS

        We will usually pay any amounts from the Separate Account requested as a partial withdrawal or cash surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

        We may defer payments of a full or partial surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the surrender.

OVERTURE OVATION! VUL                12

[ ]     BENEFICIARY

        You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable, you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

        If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

        The interest of any beneficiary is subject to that of any assignee.

[ ]     MINOR OWNER OR BENEFICIARY

        Generally (and except as provided for in some states) a minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most States parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

[ ]     OPTIONAL FEATURES

        Subject to certain requirements, one or more of the optional insurance benefits described in APPENDIX D - OPTIONAL FEATURES may be added to your Policy by rider. The cost of any optional insurance benefit will be deducted monthly from Policy value.

[ ]     POLICY CHANGES

        Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Center and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page.


OVERTURE OVATION! VUL                13

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

     The value of your Policy will go up () or down () based on the investment performance of the variable investment options you choose.The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance

    We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

    You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in APPENDIX A to this prospectus.

[ ]     SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (ALSO SEE APPENDIX A)

     The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. The portfolios are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

     Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

     You should read the prospectuses for the underlying portfolios together with this prospectus for more information.


    The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

    The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or AVLIC. The Separate Account was established as a separate investment account of AVLIC under Nebraska law on May 28, 1987. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

                       You bear the risk that the variable
        investment options you select may fail to meet their objectives, that they could decrease in value, and that you could lose principal.
      --------------------------------------------------------------------

            Each Subaccount underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

OVERTURE OVATION! VUL                14

o       ADDING, DELETING, OR SUBSTITUTING VARIABLE INVESTMENT OPTIONS
        We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to add or change the investments of the Separate Account, and to eliminate the shares of any Subaccount underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Ameritas Money Market Subaccount.

        Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

[ ]     FIXED ACCOUNT FIXED INTEREST RATE OPTION

                    All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation, nor is the general account registered as an investment company with the SEC. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.


        There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 3.5% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the Policy for additional details regarding the Fixed Account.

[ ]     TRANSFERS

        The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. We reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

         Subject to restrictions during the "right to examine period", you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

        TRANSFER RULES:

   o A transfer is considered any single request to move assets between one or more investment options.
   o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by internet when available.
   o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $250 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
         - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
         - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.

OVERTURE OVATION! VUL                15

   o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of this Prospectus for information about how this charge is applied. This fee is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
   o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
        - may be made only once each Policy Year;
        - may be delayed up to six months;
        - is limited during any Policy Year to the greater of:
          - 25% of the Fixed account value on the date of the transfer during that Policy Year;
          - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
          - $1,000.
   o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
   o If the Policy value in any Subaccount falls below $250, we may transfer the remaining balance, without charge, to the Ameritas Money Market Subaccount.

[ ]     THIRD-PARTY SERVICES

        Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice on a form provided by us. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that charges charged by such third parties for their service are separate from and in addition to charges paid under the Policy.


[ ]     SYSTEMATIC TRANSFER PROGRAMS

                    Systematic Transfer Programs are intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy value, protect against a loss, or otherwise achieve your investment goals.


        Transfers under any systematic transfer program do count toward the 15 free transfer limit.

o       DOLLAR COST AVERAGING PROGRAM
        Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Ameritas Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

        DOLLAR COST AVERAGING RULES:
    o   There is no additional charge for the Dollar Cost Averaging program.
    o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by internet when available.
    o   Automatic transfers can only occur monthly.
    o The minimum transfer amount out of the Ameritas Money Market Subaccout or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of
        the  Fixed  Account  value  at  the   time  Dollar  Cost  Averaging  is
        established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
    o   Dollar Cost Averaging program transfers cannot begin before the end of a


OVERTURE OVATION! VUL                16

        Policy's "right to examine" period.
    o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Month Anniversary following the date the Policy's "right to examine" period ends.
    o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Ameritas Money Market Subaccount or the Fixed Account is less than $100.
    o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o       PORTFOLIO REBALANCING PROGRAM
        The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

        PORTFOLIO REBALANCING PROGRAM RULES:
    o   There is no additional charge for the Portfolio Rebalancing program.
    o   The Fixed Account is excluded from this program.
    o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
    o   You may have rebalancing occur quarterly, semi-annually or annually.
    o Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

o       EARNINGS SWEEP PROGRAM
        The Earnings Sweep program allows you to rebalance your Policy value by automatically allocating earnings from your Subaccounts among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

        EARNINGS SWEEP PROGRAM RULES:
    o   There is no  additional  charge for the Earnings  Sweep  program.
    o   The Fixed Account is included in this program.
    o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
    o   You may have your earnings sweep quarterly, semi-annually or annually.


OVERTURE OVATION! VUL                17

CHARGES & CREDITS
--------------------------------------------------------------------------------


        The following repeats and adds to information provided in the CHARGES & CREDITS TABLES section. Please review both Prospectus sections, and the Policy, for information on charges. For those Policies issued on a unisex basis in certain states or in certain cases, sex-distinct rates do not apply. Except as otherwise stated, charges are deducted pro-rata from your selected Subaccount and Fixed Account investment options; for such charges, you may instead designate the investment options from which all such charges are to be paid.

[ ]     DEDUCTION FROM PREMIUM


o       PREMIUM CHARGE FOR TAXES

        Many states and municipalities impose a premium tax on us. We also incur a federal income tax liability under Internal Revenue Code Section 848 (a deferred acquisition cost tax) upon Policy premium collected. We currently deduct 3.50% of each Policy premium payments we receive to cover these expenses, and we guarantee to never deduct more than 5.00%. The actual federal and state taxes that we will pay on any particular Policy may be more or less than the amount we collect.

[ ]     MONTHLY DEDUCTIONS FROM POLICY VALUE

        The following charges are deducted from Policy value on each Policy Monthly Anniversary.

o       ADMINISTRATIVE CHARGE,
        ADMINISTRATIVE CHARGE PER $1,000 OF INITIAL SPECIFIED AMOUNT, and ADMINISTRATIVE CHARGE PER $1,000 OF INCREASE IN SPECIFIED AMOUNT

        These administrative charges partially compensate us for our costs in issuing and administering the Policy and operating the Separate Account. We do not anticipate making a profit from these charges.

        The  ADMINISTRATIVE   CHARGE  is  currently  $5.00  per  month,  and  is
guaranteed to never exceed $9.00 per month.

        The ADMINISTRATIVE CHARGE PER $1,000 OF INITIAL SPECIFIED AMOUNT of insurance coverage varies by the insured's sex, issue age, risk and rate class and specified amount of insurance coverage for the first 20 Policy Years. We guarantee that this charge will remain level for no longer than 20 years, then drop to $0 in the 21st Policy Year. Currently, this charge begins grading down toward $0 after the 15th Policy Year. Ask for a Policy illustration or see your Policy for these charges applicable to you.

        The ADMINISTRATIVE CHARGE PER $1,000 OF INCREASE IN SPECIFIED AMOUNT of insurance coverage applies to increases in specified amount of insurance coverage after the Policy is issued. This charge varies depending upon the total specified amount of coverage after the increase, and upon the insured's age and underwriting class at the time of the increase. A subsequent decrease in specified amount will decrease the amount of this charge. Ask for a Policy illustration or see your Policy for these charges applicable to you.

o       COST OF INSURANCE CHARGE

        The cost of insurance charge is for providing insurance protection under the Policy. The amount of this charge varies by the insured's sex, issue age, risk and rate class, specified amount of insurance coverage, and the length of time the Policy has been in force. The cost of insurance charge for an increase in specified amount varies by the insured's age, risk and rate class, and total specified amount of insurance at the time of the increase, and the length of time since the increase. We may use current cost of insurance charges less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the charges shown in the Policy. Changes will equally apply to similarly situated Policy owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge. Ask for a Policy illustration or see your Policy for these charges applicable to you.


OVERTURE OVATION! VUL                18

The maximum COST OF INSURANCE each month equals:
-   The "NET AMOUNT AT RISK" for the month;
    multiplied by
- The guaranteed cost of insurance rate per $1,000 of face amount of insurance coverage (which is set forth in the Policy); divided by
-   $1,000.

The NET AMOUNT AT RISK in any month equals:
- The death benefit on the Policy Monthly Anniversary, discounted at the guaranteed rate of interest for the Fixed Account for one month; minus
- The Policy value on the Policy Monthly Anniversary after deducting the charge for any optional features selected and the administrative charges but not the cost of insurance charge.

o       COST OF OPTIONAL FEATURES
        The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Policy value. Optional features may not be available in all states.

[ ]     DAILY DEDUCTION FROM SEPARATE ACCOUNT ASSETS

        The following charges are applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount.

o       RISK CHARGE
        The Risk Charge is for the mortality risks we assume - that insureds may live for shorter periods of time than we estimate, or the Policy value is not enough to keep the Policy in force during the Guaranteed Death Benefit Period, and also compensate us for the Policy expense risks we assume. In Policy Years 1-15, this charge is currently equal to an annual charge of 0.70% of the Policy Separate Account assets, and is guaranteed to never exceed 0.90%. In Policy Years 16+, this charge is currently equal to an annual charge of 0.45% of the Policy Separate Account assets, and is guaranteed to never exceed 0.90%. If this charge exceeds our actual costs to cover death benefits and expenses, the excess goes to our general account. Conversely, if this charge is not enough, we bear the additional expense, not you. We expect a profit from this charge.

o       PORTFOLIO CHARGES
        Each Subaccount's underlying portfolio has investment advisory expenses. These expenses, as of the end of each portfolios' last fiscal year, are stated in this prospectus' CHARGES & CREDITS TABLES section and described in more detail in each fund's prospectus. A portfolio's charges and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These charges and expenses help to pay the portfolio's investment adviser and operating expenses.

[ ]     TRANSACTION CHARGES

o       SURRENDER CHARGE
       Upon a full surrender from your Policy, we deduct a Surrender Charge from the total Policy value. The amount and duration of this charge varies by the insured's sex, issue age (or attained age at the time of any increase), risk and rate class, specified amount of insurance coverage, and the length of time the Policy has been in force. For example, for a male age 35 at issue and in our best risk and rate class, the Surrender Charge is $9.62 per $1,000 of specified amount of coverage in the first Policy Year, declining to $1.92 per $1,000 in the 14th Year and zero thereafter. Generally, the Surrender Charge is higher the older you are when the Policy is issued. The highest aggregate Surrender Charge is $48 per $1,000 of specified amount of coverage in the first Policy Year, declining to $9.60 per $1,000 in the 14th Year and zero thereafter. The longest Surrender Charge duration is 14 years through issue age 85. The Surrender Charge applies from the Policy issue date as to the initial specified amount of insurance coverage, and from the date of any increase as to increases in the specified amount. Ask for a Policy illustration or see your Policy for these charges applicable to you. Taxes and tax penalties may apply.

o       PARTIAL WITHDRAWAL CHARGE
        Upon a partial withdrawal from your Policy, we may deduct a Partial Withdrawal Charge that is guaranteed to never be greater than the lesser of (1) 2% of the amount withdrawn, or (2) $50; currently this charge is the lesser of
(1) 2% of the amount withdrawn, or (2) $25. This fee will be deducted from the investment options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account. Taxes and tax penalties may apply.

OVERTURE OVATION! VUL                19

o       TRANSFER FEE
        We may charge a $10 Transfer Fee for any transfer in excess of 15 transfers per Policy Year. This fee may be deducted from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account.

[ ]     WAIVER OF CERTAIN CHARGES

        When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding charges charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue, or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to State approval.

[ ]     CASH SURRENDER VALUE BONUS

        Beginning with the16th Policy Anniversary, a bonus equal to 0.25% of the Cash Surrender Value will be credited to the fixed account and/or the Subaccounts on each Policy Anniversary. This bonus is not guaranteed. The bonus will be credited to the fixed account and/or the Subaccounts based on the premium allocation percentages in effect at that time.


OVERTURE OVATION! VUL                20

POLICY DISTRIBUTIONS
--------------------------------------------------------------------------------

        The principle purpose of the Policy is to provide a death benefit upon the insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully surrender it for its Cash Surrender Value. Tax penalties and surrender charges may apply to amounts taken out of your Policy.

[ ]     DEATH BENEFIT

                    A death benefit is payable upon:
                    - Your Policy being in force;
                    - Our receipt of Due Proof of Death of the Insured;
                    - Our receipt of sufficient beneficiary  information to make the payment; and
                    - Your election of a payment option.
                     "Due  Proof  of  Death"  is a  certified  copy  of  a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us.

        Upon the insured's death, the Policy will pay to the Policy beneficiary:
   (a) the death benefit on the insured's life under the death benefit option in effect; plus
   (b) any additional life insurance proceeds provided by any optional benefit or rider; minus
   (c)  any outstanding Policy debt; minus
   (d) any due and unpaid Policy charges, including deductions for the month of death.

        We will pay the death benefit after we receive Due Proof of Death of the insured's death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to a payment option to the extent allowed by applicable law and any settlement agreement in effect at the insured's death. If neither you nor the beneficiary makes a payment option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

o       DEATH BENEFIT OPTIONS
        You may choose one of two death benefit options. Option A is in effect unless you elect Option B.

DEATH BENEFIT OPTION A
    If you prefer to have favorable investment performance, if any, reflected in higher Policy value rather than increased insurance coverage, you should generally select Option A.
    Under Option A, the death benefit is the greater of:
  (a) the specified amount of insurance coverage on the insured's date of death; or
  (b) the Policy value on the date of death multiplied times the corridor percentage (see below).

DEATH BENEFIT OPTION B
    If you prefer to have favorable investment performance, if any, reflected in increased insurance coverage rather than higher Policy value, you should generally select Option B.
    Under Option B, the death benefit is the greater of:
  (a) the specified amount of insurance coverage on the date of death plus the Policy value; or
  (b) the Policy value on the date of death multiplied times the corridor percentage (see below).


  ---------- --------- --------- -------- --------- --------- --------- --------
  Attained   Corridor  Attained  Corridor Attained  Corridor  Attained  Corridor
     Age        %        Age        %       Age        %        Age        %
  ---------- --------- --------- -------- --------- --------- --------- --------
    20-40      250%
      41       243%       51      178%       61       128%       71       113%
      42       236%       52      171%       62       126%       72       111%
      43       229%       53      164%       63       124%       73       109%
      44       222%       54      157%       64       122%       74       107%
      45       215%       55      150%       65       120%     75-90      105%
      46       209%       56      146%       66       119%       91       104%
      47       203%       57      142%       67       118%       92       103%
      48       197%       58      138%       68       117%       93       102%
      49       191%       59      134%       69       116%      94+       101%
      50       185%       60      130%       70       115%
  ---------- --------- --------- -------- --------- --------- --------- --------

o       CHANGES IN DEATH BENEFIT OPTION
        After the first Policy Year, you may change your Policy's death benefit option.

CHANGES IN DEATH BENEFIT OPTION RULES

o Your request for a change must be by Written Notice.
o You can only change your Policy death benefit option once each Policy Year. The change will be effective on the Policy Monthly Anniversary after we receive (or, if evidence of insurability is necessary, after we approve) your request.
o There is no fee to change your Policy death benefit option.


OVERTURE OVATION! VUL                21

o CHANGING FROM OPTION A TO OPTION B: The specified amount is decreased by an amount equal to the total Policy value as of the date of the change.
o CHANGING FROM OPTION B TO OPTION A: The specified amount of insurance will equal the death benefit on the date of the change.
o The change is only allowed if the new specified amount of insurance meets the requirements set forth in the CHANGE IN SPECIFIED AMOUNT OF INSURANCE COVERAGE section, below.

o       CHANGE IN SPECIFIED AMOUNT OF INSURANCE COVERAGE
        You may change the current specified amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval. A change could cause the Policy to become a Modified Endowment Contract under federal tax law (see this Prospectus' TAX MATTERS section). Any change will take effect on the Policy Monthly Anniversary on or after the date we receive your Written Notice.


INCREASE () IN COVERAGE RULES

o No increase is allowed in the first Policy Year.
o The  insured's  age nearest birthday must be 90 or younger.
o A new application, evidence of insurability, and additional premium may be required for the amount of the increase.
o Minimum amount of an increase is $25,000 of specified amount of insurance coverage.
o Cost of insurance charges for the increase will be based upon the insured's attained age and underwriting class at the time of the increase.
o Surrender  Charges   become  applicable   to  the  amount   of  the  increase,
  measured from the  date  of  the  increase.   See  this  Prospectus'  CHARGES:
  TRANSACTION CHARGES section.
o An additional  Administrative  Charge Per $1,000 of Increase in Specified
  Amount will be added.   See this Prospectus' CHARGES: MONTHLY DEDUCTIONS FROM
  POLICY VALUE section.
o Ongoing additional premium may be required to maintain your Policy's Guaranteed Death Benefit Premium requirements. (See this Prospectus' IMPORTANT POLICY PROVISIONS: LAPSE - GUARANTEED DEATH BENEFIT provision).
o Additional premium may be required if Policy value at the time of the increase, minus Surrender Charges, minus outstanding Policy debt, is less than an amount equal to 12 times what the current monthly deductions from Policy value will be reflecting the increase in specified amount of insurance coverage.
o If we approve the increase, but in a rating class different than the original specified amount of insurance coverage or any prior increase, the Guaranteed Death Benefit Period may be adjusted.


DECREASE () IN COVERAGE RULES
o No decrease is allowed in the first Policy Year nor during the first 12 Policy Months following an increase in specified amount of insurance coverage except for a decrease which is the result of a partial withdrawal.
o The specified amount of coverage after the decrease must be at least:
  -  for insureds in the preferred rate class: $100,000.
  - for insureds in all other rate classes: $50,000 in the 2nd and 3rd Policy Year, and $35,000 in the 4th and subsequent Policy Years.
o We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.
o A decrease will not lower the Guaranteed Death Benefit Premium in effect at the time of the decrease.
o For purposes of determining the new Cost of Insurance charge, the decrease will reduce the specified amount of insurance coverage by first reducing the specified amount provided by the most recent increase, then the next most recent increase successively, and finally the Policy's initial specified amount of insurance coverage.

OVERTURE OVATION! VUL                22

[ ]     POLICY LOANS

        If you ask, your sales representative or we may be able to provide you with illustrations giving examples of how a loan might affect Policy value, Cash Surrender Value and death benefit. If the Policy is a modified endowment contract under tax law, then a Policy loan will be treated as a partial withdrawal for tax purposes. Any loan transaction will permanently affect Policy values.

               Amount You Can Borrow                             Loan Interest Rate
---------------------------------------------------- --------------------------------------------
STANDARD  POLICY  LOAN.   After  the  first  Policy  STANDARD  POLICY  LOAN.  Current net annual
Year,  you may  borrow not less than $200 and up to  loan  interest  rate  of 2%:  we  charge  a an amount equal to the Cash Surrender Value,  minus  current  interest  rate in  advance  with a guaranteed  monthly  deductions  from Policy  value  5.5% effective annual yield  (guaranteed to for the rest of the Policy Year,  minus interest on  not  exceed  6%),  but we  also  credit  an
Policy debt  including  the  requested  loan to the  interest  rate  with  an  effective  annual
next Policy anniversary.                             yield  of 3.5% to any  amounts  in the Loan
                                                     Account.
---------------------------------------------------- --------------------------------------------
REDUCED  RATE POLICY LOAN.  Available  beginning in  REDUCED  RATE  POLICY  LOAN.   Current  net
the 10th Policy  Year.  During  each  Policy  Year,  annual  loan   interest   rate  of  0%:  we
only up to 10% of the  Cash  Surrender  Value as of  charge a current  interest  rate in advance
the last Policy  Anniversary is eligible.  Any loan  with  a   3.5%   effective   annual   yield
outstanding  at the  beginning  of the 10th  Policy  (guaranteed  to not exceed 4%), but we also
Year will  become a Reduced  Rate  Policy Loan from  credit an interest  rate with an  effective that point forward,  subject to the 10% limit.  Any  annual  yield of 3.5% to any amounts in the amount  over  the 10%  limit is a  standard  Policy  Loan Account.
loan.


LOAN RULES

o The Policy must be assigned to us as sole security for the loan.
o We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a pro rata basis.
o Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct loan interest on a pro-rata basis from balances in all Subaccounts and the Fixed Account.
o If Policy debt exceeds Policy value minus the Surrender Charge minus accrued expenses and charges, you must pay the excess or your Policy will lapse unless the Guaranteed Death Benefit is in effect.
o All or part of a loan may be repaid at any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as the Policy value is allocated on the date of repayment. We will treat any amounts you pay us as a premium unless you specify that it is a loan repayment.
o The death benefit will be reduced by the amount of any loan outstanding and unpaid loan interest on the date of the insured's death.
o We may defer making a loan for up to six months unless the loan is to pay premiums to us.

[ ]      FULL SURRENDER

        While the insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

        FULL SURRENDER RULES
    o A full surrender request must be by Written Notice on a form provided by us
    o The applicable Surrender Charge is described in your Policy and the CHARGES section of this Prospectus.
    o Surrenders may be taxable, and a 10% federal tax penalty on gains may apply prior to age 59 1/2. See the TAX MATTERS section of this prospectus for more information.
    o We may defer surrender payments from the Fixed Account for up to six months from the date we receive your request.

OVERTURE OVATION! VUL                23

[ ]     PARTIAL WITHDRAWAL

        While the insured is alive, you may withdraw part of the Policy value. The amount requested and any partial withdrawal charge will usually be deducted from the Policy value on the date we receive your request if received before 3 p.m. Central Time. Such a reduction will impact the net Policy funding used to determine if the Guaranteed Death Benefit remains in effect.

        If DEATH BENEFIT OPTION A (described above) is in effect, then the current specified amount of insurance coverage as well as Policy value will be reduced by the amount of any partial withdrawal.

        If DEATH BENEFIT OPTION B (described above) is in effect, the Policy value will be reduced by the amount of the partial surrender, but the specified amount of insurance coverage will not change.

PARTIAL SURRENDER RULES

o A partial surrender request must be made by Written Notice.
o The applicable Partial Withdrawal Charge is described in your Policy and the CHARGES section of this Prospectus.
o The MINIMUM partial withdrawal amount is $500; the MAXIMUM is an amount such that remaining Cash Surrender Value is at least $1,000 or an amount sufficient to maintain the Policy in force for the next 12 months, and the specified amount of insurance coverage after the withdrawal must be at least:
-    for insureds in the preferred rate class: $100,000.
-    for insureds in all other rate  classes:  $50,000 in the 2nd and 3rd
     Policy Year,  and $35,000 in the 4th and subsequent Policy Years.
o A partial withdrawal is irrevocable.
o Partial withdrawals are made first from premiums paid and then from earnings, beginning with the most recent premium payment.
o Partial withdrawals will be deducted from your Policy investment options on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a transfer pursuant to your instructions is less than $100, the amounts will be deducted on a pro rata basis.
o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount. You may direct us to deduct withdrawal amounts from investment options you elect; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct withdrawals on a pro-rata basis from all Subaccounts and the Fixed Account.
o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
o Partial  withdrawals  may change the  Minimum  Premium  and  Guaranteed  Death
  Benefit Premium requirements. You may request a new illustration of Policy values from us to demonstrate these changes.
o Partial withdrawals may be taxable and subject to a 10% federal tax penalty.


[ ]     PAYMENT OF POLICY PROCEEDS

        A primary function of a life insurance policy is to provide payment options for payment of Policy proceeds in a way that best benefits the payee.
Policy proceeds are payable upon the insured's death, a full surrender or partial withdrawal of Policy value, or upon any other benefit where certain proceeds are payable. You may elect to have Policy proceeds paid under one of several payment options, or as a lump sum. If another option is not chosen within 60 days of the date we receive satisfactory proof of the insured's death, we will make payment in a lump sum to the beneficiary.

        RULES FOR PAYMENT OF POLICY PROCEEDS

o You, or after your death your beneficiary, may elect a payment option by completing an election form that can be requested from us at any time.
o Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
o An association, corporation, partnership or fiduciary can only receive a lump sum payment or a payment under a fixed period payment option (Options
     C).
o    Any payment option chosen will be effective when we acknowledge it.
o We may require proof of your age or survival or the age or survival of the payee.
o We reserve the right to pay the proceeds in one lump sum when the amount is less than $5,000, or when the payment option chosen would result in periodic payments of less than $100. If any payment would be or becomes less than $100, we also have the right to change the frequency of payments to an interval that will result in payments of at least $100. In no event will we make payments under a payment option less frequently than annually.
o No payee may commute, encumber or alienate any proceeds under this Policy before they are due. No proceeds are subject to attachment for any debt or obligation of any payee.

OVERTURE OVATION! VUL                 24

o When the last payee dies, we will pay to the estate of that payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed payment option.

        Payments under the payment options are FIXED PAYMENTS based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. Proceeds to fund payments are transferred to our general account and are no longer a part of the Separate Account. We have sole discretion whether or not to pay a higher interest rate for payment options A, B, C, D or E (see below). Current single premium immediate annuity rates for options D or E are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the date payment of Policy proceeds is to begin, and does not change.

o       SELECTING A PAYMENT OPTION

                    The longer the guaranteed or projected payment option period, the lower the amount of each payment.

        Once fixed payments under a payment option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options A to C to options D to F after the date payment of Policy proceeds begins. However, we reserve the right to discontinue this practice.)

        NOTE: UNLESS YOU ELECT A PAYMENT OPTION WITH A GUARANTEED PERIOD OR OPTION A, IT IS POSSIBLE THAT ONLY ONE ANNUITY PAYMENT WOULD BE MADE UNDER THE PAYMENT OPTION IF THE PERSON WHOSE LIFE THE PAYMENT IS BASED UPON (THE "MEASURING LIFE") DIES BEFORE THE DUE DATE OF THE SECOND PAYMENT, ONLY TWO PAYMENTS WOULD BE MADE IF THE "MEASURING LIFE" DIED BEFORE THE DUE DATE OF THE THIRD PAYMENT, ETC.

        The payment options for receiving Policy proceeds are:

A. INTEREST PAYMENT. We will pay interest each month at a rate determined by us on the amount retained.

B.   PAYMENTS  FOR  A  FIXED   AMOUNT.   Proceeds  are  paid  in  equal  monthly
     installments until proceeds, with interest, have been fully paid. The total annual payment must be at least 5% of the amount retained.

C. PAYMENTS FOR A FIXED PERIOD. Proceeds are paid in equal monthly installments for the specified period chosen not to exceed 20 years. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

D. LIFETIME INCOME. Proceeds are paid as equal monthly income based on the life of a named person, and continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time or a lump sum refund.

E. JOINT AND LAST SURVIVOR LIFETIME INCOME. Proceeds are paid as equal monthly income during the joint lives of two individuals and until the last of them dies. Variations provide for a reduced amount of payment during the lifetime of the surviving person.

F.   LUMP SUM. Proceeds are paid in one sum.


TAX MATTERS
--------------------------------------------------------------------------------

        The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy. This discussion of federal income tax consideration relating to the Policy is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS").

[ ]     LIFE INSURANCE QUALIFICATION

                    Tax laws affecting the Policy are complex. Tax results may vary among individual uses of a Policy. You are encouraged to seek independent tax advice in purchasing or making elections under the Policy.

        The Internal Revenue Code of 1986, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests set forth in that section. The Code and related regulations do not directly address the manner in which these

OVERTURE OVATION! VUL                25
tests should be applied to certain features of the Policy. Thus, there is some uncertainty about the application of those tests to the Policy.

        Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:

  o the death benefit should be fully excludable from the beneficiary's gross income; and
  o you should not be considered in constructive receipt of the Cash Surrender Value, including any increases, unless and until it is distributed from the Policy.

        We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

                    This Policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. When a premium payment is credited which we believe causes the Policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.


        MODIFIED ENDOWMENT CONTRACTS. The Code establishes a class of life insurance contracts designated as modified endowment contracts. The Code rules governing whether a Policy will be treated as a modified endowment contract are extremely complex. In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy Years exceed the sum of the net level premium payments which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract because of a material change. The determination of whether a Policy is a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Policy value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract if the death benefit is reduced.

        A Policy issued in exchange for a modified endowment contract is subject to tax treatment as a modified endowment contract. However, we believe that a Policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

[ ]     TAX TREATMENT OF LOANS & OTHER DISTRIBUTIONS

                    "Investment in the Policy" means:
                    o the aggregate amount of any premium payments or other consideration paid for the Policy, minus
                    o the aggregate amount received under the Policy which is excluded from the Owner's gross income (except the amount from any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus
                    o the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent such amount is included in the Owner's gross income.


        Upon a surrender or lapse of the Policy or when benefits are paid at the Policy's maturity date, if the amount received plus any loan amount exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject or tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS are subject to the following tax rules:
1) All distributions, including surrenders and partial withdrawals, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy value immediately before the distribution over the investment in the Policy at such time.
2) Loans from or secured by the Policy are treated as distributions and taxed accordingly.
3) A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

OVERTURE OVATION! VUL                26

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS are generally treated as first recovering the investment in the Policy and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first nine years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702 of the Code.

        Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that preferred rate loans could be treated as distributions rather than loans.

        Neither distributions (including distributions upon surrender) nor loans (except perhaps preferred rate loans) from, or secured by, a Policy that is not a modified endowment contract are subject to the 10% additional income tax rule. If a Policy which is not a modified endowment contract becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change in such status will become taxable in accordance with the modified endowment contract rules discussed above.

[ ]     OTHER POLICY OWNER TAX MATTERS

        Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, a partial or full surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depends on the circumstances of each Owner or beneficiary.

        INTEREST PAID ON POLICY LOANS generally is not tax deductible. AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS. Pre-death distributions
(including a loan, partial surrender, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.
        FEDERAL AND STATE  ESTATE,  INHERITANCE  AND OTHER TAX  CONSEQUENCES  of
ownership or receipt of proceeds under the Policy depend upon your or the beneficiary's individual circumstance.
        THE POLICY MAY CONTINUE AFTER THE INSURED ATTAINS 99. The tax consequence associated with continuing a Policy beyond the maturity date of age 99 are unclear. A tax advisor should be consulted on this issue.
        DIVERSIFICATION REQUIREMENTS. Code Section 817(h) requires investments of the Separate Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with the diversification requirements could subject you to immediate taxation on the incremental increases in Policy value plus the cost of insurance protection for the year. However, we believe the Policy, through the underlying investment portfolios, complies fully with such requirements.
        OWNER CONTROL. The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account. To date, no such regulations or guidance has been issued. If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.
        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Policy values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.

OVERTURE OVATION! VUL                27

        TAX-ADVANTAGED ARRANGEMENTS. The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.
        POSSIBLE TAX LAW CHANGES. Tax treatment of the Policy could change, by legislation or otherwise. You should consult a tax advisor with respect to possible tax law changes and their effect on your intended use of the Policy.
        NO GUARANTEES REGARDING TAX TREATMENT. We cannot guaranty the tax treatment of the Policy or any transaction involving the Policy. You should consult with a tax advisor if you have tax questions about the Policy.

MISCELLANEOUS
--------------------------------------------------------------------------------

[ ]     ABOUT OUR COMPANY

RATINGS: A.M. BEST - A (EXCELLENT),  3rd  highest  rating  of  15 categories for insurer  strength and operating performance.
         STANDARD & POOR'S - AA (VERY STRONG), 3rd highest rating of 21 categories for insurer financial strength.
         (THESE RATINGS DO NOT BEAR ON THE INVESTMENT PERFORMANCE OF ASSETS HELD IN THE SEPARATE ACCOUNT OR ON THE DEGREE OF RISK IN INVESTMENTS IN THE SEPARATE ACCOUNT.)

AWARDS: 1999 BETTER BUSINESS BUREAU NATIONAL TORCH AWARD.
           AMERITAS LIFE INSURANCE CORP. AND ITS AFFILIATED COMPANIES, INCLUDING AMERITAS VARIABLE LIFE INSURANCE COMPANY, WERE AMONG ONLY 22 FINALISTS HONORED IN THIS AWARD FOR MARKETPLACE ETHICS. WE WERE SITED FOR "DEMONSTRATING THE HIGHEST LEVEL OF INTEGRITY IN [OUR] PRACTICE TOWARD CUSTOMERS, EMPLOYEES, SUPPLIERS, INDUSTRY PEERS, AND THE COMMUNITIES WHERE [WE] DO BUSINESS.

        Ameritas Variable Life Insurance Company issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1983. We are an indirect majority-owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp. ("Ameritas Life"), Nebraska's first insurance company - in business since 1887, and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. In 1996, Ameritas Life Insurance Corp. entered into a joint venture with AmerUs Life Insurance Company (a merger of Central Life Assurance Company founded in 1896 and American Mutual Life Insurance Company founded in 1897). Both Ameritas Life and AmerUs now guarantee the obligations of AVLIC through an agreement forming AMAL Corporation, a holding company that owns the common stock of AVLIC. Our home office and Service Office address is 5900 "O" Street, Lincoln, Nebraska, 68510. (See page 2 of this prospectus, or the cover page or last page for information on how to contact us.)

        We are engaged in the business of issuing life insurance and annuities throughout the United States (except Maine, New York and Vermont), with an emphasis on products with variable investment options in underlying portfolios. The Ameritas Acacia companies are a diversified family of financial services business offering the above listed products and services as well as mutual funds and other investments, financial planning, retirement plans and 401(k) plans, group dental and vision insurance, banking and public financing.

OVERTURE OVATION! VUL                28

[ ]     STATE REGULATION

        We are subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The Policy has been approved by the Department of Insurance of the State of Nebraska and insurance departments of other jurisdictions.

        We submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business, for the purpose of determining solvency and compliance with insurance laws and regulations.

[ ]     DISTRIBUTION OF THE POLICIES

        Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510, an affiliate of ours, is the principal underwriter of the Policies. Like us, AIC is also a direct subsidiary of AMAL Corporation, of which Ameritas Acacia Mutual Holding Company is the ultimate majority owner. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy must be registered representatives of the Distributors, and must also be licensed as insurance agents to sell variable insurance products. AIC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. During the first Policy Year, the commission may equal an amount up to 105% of the first year target premium paid plus the first year cost of any riders and 4% for premiums paid in excess of the first year target premium. For Policy Years two through seven, the commission may equal an amount up to 4% of premiums paid. Broker-dealers may also receive a service fee up to an annualized rate of 0.25% of the Accumulation Value beginning in the eighth Policy Year. Compensation arrangements may vary among broker-dealers.

  We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' CHARGES section.

[ ]     VOTING RIGHTS

        As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings.

        As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts you are invested in. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.

[ ]     DISTRIBUTION OF MATERIALS

        We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

[ ]     ADVERTISING

        From time to time, we may advertise performance information for the Subaccounts and their underlying portfolios. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios.

        We may provide hypothetical illustrations of Policy value, Cash Surrender Value and death benefit based on historical investment returns of the underlying portfolios for a sample Policy based on assumptions as to age, sex and risk class of the insured, and other Policy-specific assumptions.

        We may also provide individualized hypothetical illustrations calculated in the same manner as stated above but based upon factors particular to your Policy.

[ ]     LEGAL PROCEEDINGS

        As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

OVERTURE OVATION! VUL                29

[ ]     INDEPENDENT AUDITORS

        The statutory basis financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, 1248 "O" Street Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

[ ]     OUR MANAGEMENT

        DIRECTORS
        ---------
        Lawrence J. Arth(1)......an officer of our Company (see below)
        William J. Atherton(1)...an officer of our Company (see below)
        Michael G. Fraizer(2)....Controller: AmerUs Life Insurance Company.
                                 Holds director/officer positions with other
                                 subsidiaries/affiliates of AmerUs Life.
        Thomas C.  Godlasky(2)...an officer of our Company (see below)
        Kenneth C. Lewis(1)......an officer of our Company (see below)
        JoAnn M. Martin(1).......an officer of our Company (see below)
        Gary  R. McPhail(2)......an officer of our Company (see below)

        SENIOR OFFICERS
        ---------------
        Lawrence J. Arth(1)......Chairman and  Chief  Executive  Officer.   Also
                                 holds director/officer positions  with Ameritas
                                 Acacia  Mutual  Holding  Company  and   several
                                 of its subsidiaries.
        William J. Atherton(1)...President &  Chief  Operating Officer.  Also  a
                                 director of AMAL Corporation, the joint venture
                                 parent  company  of   Ameritas  Variable  Life.
                                 Previously,  President    of   North   American
                                 Security Life Insurance Company.
        Kenneth C. Lewis(1)......Executive Vice President.    Also     Director,
                                 President  and  Chief  Operating  Officer  of
                                 Ameritas   Life    Insurance    Corp.     Holds
                                 director/officer    positions    with     other
                                 subsidiaries of Ameritas Acacia Mutual Holding
                                 Company.
        Gary R. McPhail(2)....   Executive   Vice   President.  Also   Director,
                                 President and Chief Operating Officer of AmerUs
                                 Life Insurance Company.  Holds director/officer
                                 positions with other subsidiaries/affiliates of
                                 AmerUs   Life.   Previously,   Executive   Vice
                                 President   of   Marketing   and     Individual
                                 Operations of New York Life Insurance Company.
        Thomas C. Godlasky(2)....Senior  Vice  President  and  Chief  Investment
                                 Officer.  Also,  Executive  Vice  President and
                                 Chief   Investment   Officer  of  AmerUs   Life
                                 Insurance   Company.   Holds   director/officer
                                 positions with other subsidiaries/affiliates of
                                 AmerUs Life.
        Thomas N. Simpson(1).....Senior  Vice   President  and  National   Sales
                                 Manager. Previously held similar positions with
                                 Lincoln  Benefit   Life   Insurance    Company,
                                 Allstate Financial Services, and First variable
                                 Life Insurance Company.
        JoAnn M. Martin(1).......Vice President  and  Chief  Financial  Officer.
                                 Also Senior Vice President and Chief  Financial
                                 Officer of Ameritas Life Insurance  Corp. Holds
                                 director/officer    positions     with    other
                                 subsidiaries of Ameritas  Acacia Mutual Holding
                                 Company.
        Robert C. Barth(1).......Controller. Also Vice President and Controller,
                                 Ameritas Life Insurance Corp.
        William W. Lester(1).....Treasurer.    Also,   Senior   Vice   President
                                 (Investments)  &   Treasurer,   Ameritas   Life
                                 Insurance   Corp.   Holds      director/officer
                                 positions  with several  other  subsidiaries of
                                 Ameritas Acacia Mutual Holding Company.
       Donald R. Stading(1)......General Counsel & Secretary.  Also, Senior Vice
                                 President,  Corporate   General   Counsel   and
                                 Secretary of Ameritas Life Insurance Corp.Holds director/officer positions with several other subsidiaries of Ameritas Acacia Mutual Holding
                                 Company.

        (1) Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, NE 68510
        (2) Principal business address: AmerUs Life Insurance Company, 611 Fifth Ave., Des Moines, Iowa 50309

OVERTURE OVATION! VUL                30

APPENDIX A:  VARIABLE INVESTMENT OPTION PORTFOLIOS
--------------------------------------------------------------------------------

        The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. THERE IS NO ASSURANCE THE INVESTMENT OBJECTIVES WILL BE MET.

        This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio for more information about that portfolio.

------------------------------- --------------------------------- -------------------------------
      Separate Account                Investment Strategy             Investment Objective
          Portfolio
------------------------------- -----------------------------------------------------------------
            ALGER                           Offered through THE ALGER AMERICAN FUND
                                            Advised by FRED ALGER MANAGEMENT, INC.
------------------------------- -----------------------------------------------------------------
ALGER AMERICAN BALANCED         Common stock of companies with
                                growth potential and              Current Income and long-term
                                fixed-income securities.          capital growth.
------------------------------- --------------------------------- -------------------------------
ALGER AMERICAN LEVERAGED        Common stocks of companies
ALLCAP                          with growth potential.            Long-term capital growth.
------------------------------- -----------------------------------------------------------------
       AMERICAN CENTURY           Offered through AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
                                    Advised by AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
------------------------------- -----------------------------------------------------------------
VP INCOME & GROWTH              Common stocks of U.S.             Long-term capital growth.
                                companies.                        Income is secondary.
------------------------------- -----------------------------------------------------------------
     AMERITAS PORTFOLIOS            Offered through CALVERT VARIABLE SERIES, INC. AMERITAS
         (SUBADVISOR)                                     PORTFOLIOS
                                             Advised by AMERITAS INVESTMENT CORP.
------------------------------- -----------------------------------------------------------------
AMERITAS GROWTH                 Common stocks of large U.S.
   (FRED ALGER)                 companies with broad product
                                lines, markets, financial
                                resources and depth of
                                management.                       Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
AMERITAS INCOME & GROWTH        Dividend paying equity            High level of dividend
        (FRED ALGER)            securities, preferably with       income, with capital growth
                                growth potential.                 as a secondary goal.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of midsize U.S.
AMERITAS MIDCAP GROWTH          companies with promising
        (FRED ALGER)            growth potential.                 Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of small,
                                fast-growing U.S. companies
AMERITAS SMALL CAPITALIZATION   that offer innovative
        (FRED ALGER)            products, services or             Long-term capital growth.
                                technologies to a rapidly
                                expanding marketplace.
------------------------------- --------------------------------- -------------------------------
AMERITAS MICRO CAP (BABSON)     Common stocks of small size       Long-term capital growth.
                                U.S. companies.
------------------------------- --------------------------------- -------------------------------
AMERITAS MONEY MARKET           Money market securities of
(CALVERT)                       domestic and foreign issuers.     Current income.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of emerging
AMERITAS EMERGING GROWTH        growth companies or related
        (MFS CO.)               securities, including foreign     Long-term capital growth.
                                securities.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of companies or
                                related securities, including
AMERITAS GROWTH WITH INCOME     foreign securities, to seek to
        (MFS CO.)               provide income equal to 90% of    Current income, long-term
                                the S&P 500 Composite Index       growth of capital and income.
                                dividend yield.
------------------------------- --------------------------------- -------------------------------
                                Common stocks and related
                                securities of companies with
                                favorable prospects for
AMERITAS RESEARCH (MFS CO.)     long-term growth, attractive      Long-term capital growth and
                                valuations, dominant or           future income.
                                growing market share, and
                                superior management.
------------------------------- --------------------------------- -------------------------------
AMERITAS SELECT (OAKMARK)       Common stocks of U.S.
                                companies.                        Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
AMERITAS INDEX 500 (STATE       Common stocks of U.S.             Results that correspond to
STREET)                         companies on the S&P 500 Index.   the S&P 500 Index company
                                                                  common stocks.
------------------------------- -----------------------------------------------------------------
                                 Offered through CALVERT VARIABLE SERIES, INC. CALVERT SOCIAL
        CALVERT SOCIAL                                    PORTFOLIOS
                                       Advised by CALVERT ASSET MANAGEMENT COMPANY, INC.
------------------------------- -----------------------------------------------------------------
CVS SOCIAL BALANCED             Mostly large-cap growth
                                oriented common stock of U.S.     Income and capital growth
                                companies, with some bonds and    through social criteria
                                money market investments.         screened investments.
------------------------------- --------------------------------- -------------------------------
CVS SOCIAL INTERNATIONAL        Common stocks of mid to large     High total return through
EQUITY                          cap companies.                    social criteria screened
                                                                  investments.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of mid cap          Long-term capital growth
CVS SOCIAL MID CAP GROWTH       companies.                        through social criteria
                                                                  screened investments.
------------------------------- --------------------------------- -------------------------------
CVS SOCIAL SMALL CAP GROWTH     Common stocks of small cap        Long-term capital growth
                                companies.                        through social criteria
                                                                  screened investments.


                                - A: 1 -
OVERTURE OVATION! VUL                     Variable Investment Options Portfolios


------------------------------- --------------------------------- -------------------------------
      Separate Account                Investment Strategy             Investment Objective
          Portfolio
------------------------------- -----------------------------------------------------------------
  FIDELITY (SERVICE CLASS 2)     Offered through VARIABLE INSURANCE PRODUCTS: SERVICE CLASS 2
                                      Advised by FIDELITY MANAGEMENT AND RESEARCH COMPANY
------------------------------- -----------------------------------------------------------------
VIP ASSET MANAGER               Allocated investments among
                                stocks, bonds and                 High total return with
                                short-term/money market           reduced risk over the
                                investments.                      long-term.
------------------------------- --------------------------------- -------------------------------
                                Allocated investments among
                                stocks, bonds and
VIP ASSET MANAGER: GROWTH       short-term/money market           High total return.
                                investments.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of companies
VIP CONTRAFUND(R)               whose value is not fully
                                recognized by the public.         Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
VIP EQUITY-INCOME               Income producing equity
                                securities.                       Reasonable income.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of companies
VIP GROWTH                      with above average growth
                                potential.                        Capital growth.
------------------------------- --------------------------------- -------------------------------
                                High yielding fixed-income
VIP HIGH INCOME                 securities, while also
                                considering growth of capital.    High level of current income.
------------------------------- --------------------------------- -------------------------------
                                U.S. Dollar-denominated           High level of current income
VIP INVESTMENT GRADE BOND       investment-grade bonds (medium    as is consistent with
                                and high quality).                preservation of capital.
------------------------------- --------------------------------- -------------------------------
VIP OVERSEAS                    Securities of foreign
                                companies, diversified across     Long-term capital growth.
                                countries and regions.
------------------------------- -----------------------------------------------------------------
        INVESCO FUNDS               Offered through INVESCO VARIABLE INVESTMENT FUNDS, INC.
                                             Advised by INVESCO FUNDS GROUP, INC.
------------------------------- -----------------------------------------------------------------
VIF DYNAMICS                    Common stocks of mid size         Long-term capital growth.
                                companies.
------------------------------- -----------------------------------------------------------------
             MFS                         Offered through MFS VARIABLE INSURANCE TRUST
                                      Advised by MASSACHUSETTS FINANCIAL SERVICES COMPANY
------------------------------- -----------------------------------------------------------------
GLOBAL GOVERNMENTS              U.S. and foreign government       Income and capital growth.
                                securities, corporate bonds,
                                and mortgage-backed and
                                asset-backed securities.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of smaller cap
NEW DISCOVERY                   emerging growth companies that    Capital growth.
                                are early in their life cycles.
------------------------------- --------------------------------- -------------------------------
UTILITIES                       Equity and debt securities of     Capital growth and current
                                U.S. and foreign companies        income.
                                (including emerging markets)
                                in the utility industry.
------------------------------- -----------------------------------------------------------------
        MORGAN STANLEY              Offered through THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
                                          Advised by MORGAN STANLEY ASSET MANAGEMENT
------------------------------- -----------------------------------------------------------------
EMERGING MARKETS EQUITY         Growth oriented equity
                                securities of issuers in          Long-term capital growth.
                                emerging market countries.
------------------------------- --------------------------------- -------------------------------
                                Equity securities of issuers
GLOBAL VALUE EQUITY             throughout the world,
                                including U.S. issuers.           Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
                                Equity securities of non-U.S.
INTERNATIONAL MAGNUM            issuers domiciled in "EAFE"
                                countries.                        Long-term capital growth.
------------------------------- --------------------------------- -------------------------------
U.S. REAL ESTATE                Equity securities of companies
                                in the U.S. real estate
                                industry, including real
                                estate investment trusts          Above average current income
                                ("REITs").                        and long-term capital growth.
------------------------------- -----------------------------------------------------------------
       SALOMON BROTHERS           Offered through SALOMON BROTHERS VARIABLE SERIES FUNDS INC.
                                      Advised by SALOMON BROTHERS ASSET MANAGEMENT, INC.
------------------------------- -----------------------------------------------------------------
VARIABLE CAPITAL                Common stocks of U.S.             Capital Appreciation.
                                companies of all sizes.
------------------------------- -----------------------------------------------------------------
    SUMMIT PINNACLE SERIES      Offered through SUMMIT MUTUAL FUNDS INC. SUMMIT PINNACLE SERIES
                                          Advised by SUMMIT INVESTMENT PARTNERS, INC.
------------------------------- -----------------------------------------------------------------
NASDAQ-100 INDEX                Common stocks of U.S.             Results that correspond to
                                companies in the Nasdaq-100       the Nasdaq-100 Index company
                                Index.                            common stocks.
------------------------------- --------------------------------- -------------------------------
                                Common stocks of U.S.             Results that correspond to
RUSSELL 2000 SMALL CAP INDEX    companies in the Russell 2000     the Russell 2000 Index
                                Index.                            company common stocks.
------------------------------- --------------------------------- -------------------------------
S&P MIDCAP 400 INDEX            Common stocks of U.S.             Results that correspond to
                                companies in the S&P MidCap       the S&P 400 MidCap Index
                                400 Index.                        company common stocks.
------------------------------- -----------------------------------------------------------------
         THIRD AVENUE                 Offered through THIRD AVENUE VARIABLE SERIES TRUST
                                                Advised by EQSF ADVISERS, INC.
------------------------------- -----------------------------------------------------------------
THIRD AVENUE VALUE              Common stocks of smaller          Long-term capital growth.
                                companies with strong balance
                                sheets which the manager
                                considers undervalued.
------------------------------- --------------------------------- -------------------------------

                                - A: 2 -
OVERTURE OVATION! VUL                     Variable Investment Options Portfolios

APPENDIX B: EXAMPLE ILLUSTRATIONS
--------------------------------------------------------------------------------

              Policy Value, Cash Surrender Value and Death Benefit

The illustrations on the following Appendix B pages illustrate how the Policy Value, Cash Surrender Value, and death benefit could vary over an extended period of time, based on certain hypothetical rates of return.
o    Two Illustrations are for a Policy with Death Benefit Option A in effect.
o    Two Illustrations are for a Policy with Death Benefit Option B in effect.
o The "Current Schedule of Charges" illustrations reflect our CURRENT cost of insurance charge and current administrative and percent of premium charges as of the effective date of this prospectus, which may be less than the cost of insurance charge shown in your Policy.
o The "Maximum Allowable Schedule of Charges" illustrations reflect our GUARANTEED MAXIMUM cost of insurance charge and maximum administrative and percent of premium charges as shown in your Policy.

HYPOTHETICAL POLICY
These illustrations are based on a hypothetical policy with the following characteristics:
o Initial face amount of life insurance coverage is $250,000, with no optional features (riders).
o The insured is a 45 year old male eligible for our non-tobacco rates for cost of insurance and preferred underwriting class.

ASSUMPTIONS
These illustrations assume the following:
o    Rates of return are equal to constant gross annual rates of 0%, 6% and 12%.
o    All premium  payments are made at the  beginning of the Policy Year.
o    No Policy loans have been taken out.
o The value and death benefit amounts shown reflect the premium expense charge, administrative expense charge, cost of insurance charge, the mortality and expense risk charge, and surrender charges.
o The value and death benefit amounts shown also reflect charges deducted from the Subaccounts. This means that the net investment return on the Subaccounts is lower than the gross investment return on the assets.
o The value and death benefit amounts shown reflect an AVERAGE of the expenses paid by each Subaccount underlying portfolio - equal to an annual rate of 1.00% of the net assets of each Subaccount. This exceeds the CURRENT ACTUAL aggregate average expenses of all the Subaccounts - equal to an annual rate of 0.96% of the net assets of the total Separate Account.
o There are no charges against the Separate Account for income taxes, but we reserve the right to impose charges in the future.

THINGS TO CONSIDER
When  reviewing  these  Appendix B Example  Illustrations,  keep these things in mind:
o The values shown would be different if, although the gross annual investment rates of return averaged 0%, 6%, or 12% over a period of years, they also rose above or fell below those averages for individual Policy Years.
o After we've deducted the current charges and expenses described in the assumptions above, the illustrative gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -1.70%, 4.30% and 10.30% for the first 15 Policy Years, and -1.45%, 4.55%, and 10.55% thereafter. The net rates of return for the guaranteed maximum charges and expenses described in the assumptions above is -1.90%, 4.10% and 10.10 in all Policy Years.
o The amounts shown would be different if unisex insurance rates were used, if the insured was female and female cost of insurance rates were used, or a tobacco or other rate classification required higher cost of insurance rates to be used.

OTHER ILLUSTRATIONS
If you ask your sales representative or us, we may be able to provide you with the following different kinds of illustrations. We may charge a fee not to exceed $25 for this service. Examples of other illustrations include:
o Illustrations similar to the ones in this prospectus, but based on information you give us about the age of the person to be insured by the Policy, their risk class, the face amount, the death benefit, any optional features (riders) elected, and premium payments.
o Illustrations that show the allocation of premium payments to specified Subaccounts. These will reflect portfolio expenses of just the underlying portfolios of the Subaccounts you select.

                                    - B:1 -
OVERTURE OVATION! VUL                                      Example Illustrations


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                      OVERTURE OVATION! VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45                         NON-TOBACCO              PREFERRED UNDERWRITING CLASS

                    PLANNED PERIODIC ANNUAL PREMIUM: $_______
                       INITIAL SPECIFIED AMOUNT: $250,000
                             DEATH BENEFIT OPTION: A

                            USING CURRENT SCHEDULE OF CHARGES

          ACCUMULATED 0% HYPOTHETICAL GROSS    6% HYPOTHETICAL GROSS      12% HYPOTHETICAL GROSS
          ANNUAL INVESTMENT RETURN           ANNUAL INVESTMENT RETURN     ANNUAL INVESTMENT RETURN
          (-1.70% NET, YEARS 1-15,           (4.30% NET, YEARS 1-15,      (10.30% NET, YEARS 1-15,
            -1.45% NET, YEARS 16+)            4.55% NET, YEARS 16+)         10.55% NET, YEARS 16+)
           --------------------------------------------------------------------------------------
         ACCUMULATED
 END OF  PREMIUMS AT ACCUMU-  NET CASH         ACCUMU- NET CASH           ACCUMU- NET CASH
 POLICY  5% INTEREST  LATION  SURRENDER  DEATH LATION  SURRENDER DEATH    LATION SURRENDER DEATH
  YEAR    PER YEAR     VALUE   VALUE    BENEFIT VALUE   VALUE    BENEFIT  VALUE    VALUE   BENEFIT
-------------------------------------------------------------------------------------------------
      1                           0                         0   250000                0   250000
      2                                                         250000                    250000
      3                                                         250000                    250000
      4                                                         250000                    250000
      5                                                         250000                    250000
      6                                                         250000                    250000
      7                                                         250000                    250000
      8                                                         250000                    250000
      9                                                         250000                    250000
     10                                                         250000                    250000

     15                                                         250000                    250000
     20                                                         250000                    250000

 Ages
     60                                                         250000                    250000
     65                                                         250000                    250000
     70                                                         250000
     75                                                         250000

1) Assumes an annual $_______ premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

3) Assume a current "bonus" credit to Policy value of 0.25% of Cash Surrender Value has been made beginning Policy Year 16.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO SUBACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE SUBACCOUNTS. THESE VALUES WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD SHOWN. NO REPRESENTATION CAN BE MADE THAT THESE ASSUMED INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    - B:2 -
OVERTURE OVATION! VUL                                      Example Illustrations


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                      OVERTURE OVATION! VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45                         NON-TOBACCO              PREFERRED UNDERWRITING CLASS

                    PLANNED PERIODIC ANNUAL PREMIUM: $_______
                       INITIAL SPECIFIED AMOUNT: $250,000
                             DEATH BENEFIT OPTION: A

                            USING CURRENT SCHEDULE OF CHARGES

            ACCUMULATED 0% HYPOTHETICAL GROSS    6% HYPOTHETICAL GROSS      12% HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN           ANNUAL INVESTMENT RETURN     ANNUAL INVESTMENT RETURN
                  (-1.90%  NET)                    (4.10%  NET)                  (10.10%  NET)
           --------------------------------------------------------------------------------------
         ACCUMULATED
 END OF  PREMIUMS AT ACCUMU-  NET CASH         ACCUMU- NET CASH           ACCUMU- NET CASH
 POLICY  5% INTEREST  LATION  SURRENDER  DEATH LATION  SURRENDER DEATH    LATION SURRENDER DEATH
  YEAR    PER YEAR     VALUE   VALUE    BENEFIT VALUE   VALUE    BENEFIT  VALUE    VALUE   BENEFIT
-------------------------------------------------------------------------------------------------
      1                           0                         0   250000                0   250000
      2                                                         250000                    250000
      3                                                         250000                    250000
      4                                                         250000                    250000
      5                                                         250000                    250000
      6                                                         250000                    250000
      7                                                         250000                    250000
      8                                                         250000                    250000
      9                                                         250000                    250000
     10                                                         250000                    250000

     15                                                         250000                    250000
     20                                                         250000                    250000

 Ages
     60                                                         250000                    250000
     65                                                         250000                    250000
     70                                                         250000
     75                                                         250000

1) Assumes an annual $_______ premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

3) Assume no "bonus" credit to Policy value has been made.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO SUBACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE SUBACCOUNTS. THESE VALUES WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD SHOWN. NO REPRESENTATION CAN BE MADE THAT THESE ASSUMED INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    - B:3 -
OVERTURE OVATION! VUL                                      Example Illustrations

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                      OVERTURE OVATION! VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45                         NON-TOBACCO              PREFERRED UNDERWRITING CLASS

                    PLANNED PERIODIC ANNUAL PREMIUM: $_______
                       INITIAL SPECIFIED AMOUNT: $250,000
                             DEATH BENEFIT OPTION: B

                            USING CURRENT SCHEDULE OF CHARGES

          ACCUMULATED 0% HYPOTHETICAL GROSS    6% HYPOTHETICAL GROSS      12% HYPOTHETICAL GROSS
          ANNUAL INVESTMENT RETURN           ANNUAL INVESTMENT RETURN     ANNUAL INVESTMENT RETURN
          (-1.70% NET, YEARS 1-15,           (4.30% NET, YEARS 1-15,      (10.30% NET, YEARS 1-15,
            -1.45% NET, YEARS 16+)            4.55% NET, YEARS 16+)         10.55% NET, YEARS 16+)
           --------------------------------------------------------------------------------------
         ACCUMULATED
 END OF  PREMIUMS AT ACCUMU-  NET CASH         ACCUMU- NET CASH           ACCUMU- NET CASH
 POLICY  5% INTEREST  LATION  SURRENDER  DEATH LATION  SURRENDER DEATH    LATION SURRENDER DEATH
  YEAR    PER YEAR     VALUE   VALUE    BENEFIT VALUE   VALUE    BENEFIT  VALUE    VALUE   BENEFIT
-------------------------------------------------------------------------------------------------
      1
      2
      3
      4
      5
      6
      7
      8
      9
     10

     15
     20

 Ages
     60
     65
     70
     75

1) Assumes an annual $_______ premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

3) Assume a current "bonus" credit to Policy value of 0.25% of Cash Surrender Value has been made beginning Policy Year 16.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO SUBACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE SUBACCOUNTS. THESE VALUES WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD SHOWN. NO REPRESENTATION CAN BE MADE THAT THESE ASSUMED INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    - B:4 -
OVERTURE OVATION! VUL                                      Example Illustrations


ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                      OVERTURE OVATION! VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45                         NON-TOBACCO              PREFERRED UNDERWRITING CLASS

                    PLANNED PERIODIC ANNUAL PREMIUM: $_______
                       INITIAL SPECIFIED AMOUNT: $250,000
                             DEATH BENEFIT OPTION: B

                            USING CURRENT SCHEDULE OF CHARGES

            ACCUMULATED 0% HYPOTHETICAL GROSS    6% HYPOTHETICAL GROSS      12% HYPOTHETICAL GROSS
            ANNUAL INVESTMENT RETURN           ANNUAL INVESTMENT RETURN     ANNUAL INVESTMENT RETURN
                  (-1.90%  NET)                    (4.10%  NET)                  (10.10%  NET)
           --------------------------------------------------------------------------------------
         ACCUMULATED
 END OF  PREMIUMS AT ACCUMU-  NET CASH         ACCUMU- NET CASH           ACCUMU- NET CASH
 POLICY  5% INTEREST  LATION  SURRENDER  DEATH LATION  SURRENDER DEATH    LATION SURRENDER DEATH
  YEAR    PER YEAR     VALUE   VALUE    BENEFIT VALUE   VALUE    BENEFIT  VALUE    VALUE   BENEFIT
-------------------------------------------------------------------------------------------------
      1
      2
      3
      4
      5
      6
      7
      8
      9
     10

     15
     20

 Ages
     60
     65
     70
     75

1) Assumes an annual $_______ premium is paid at the beginning of each Policy Year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient cash value.

3) Assume no "bonus" credit to Policy value has been made.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO SUBACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE SUBACCOUNTS. THESE VALUES WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL SURRENDER WERE MADE DURING THE PERIOD SHOWN. NO REPRESENTATION CAN BE MADE THAT THESE ASSUMED INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    - B:5 -
OVERTURE OVATION! VUL                                      Example Illustrations

APPENDIX C: FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


          [FINANCIAL STATEMENTS, AND THE INDEPENDENT AUDITOR'S CONSENT
                   WILL BE ADDED TO THIS INITIAL REGISTRATION
                          BY PRE-EFFECTIVE AMENDMENT.]



                                     - C:1 -
OVERTURE OVATION! VUL                                       Financial Statements

APPENDIX D: OPTIONAL FEATURES
--------------------------------------------------------------------------------

        This Appendix is intended to provide only a very brief overview of additional insurance benefits available by rider. For more information, contact your registered representative or us. Certain riders may not be available in all States.

        The following optional features are available for issue under the Policy for an additional charge.

o       GUARANTEED MINIMUM DEATH BENEFIT RIDER
        This Rider allows you to extend the guaranteed death benefit period available in the base Policy.

o       WAIVER OF MONTHLY DEDUCTIONS ON DISABILITY RIDER
        This  Rider  provides  that  during  periods  of  the  insured's   total
        disability, as defined in the Rider, certain Policy charges and charges for any Policy riders will be waived.

o       PAYOR WAIVER OF MONTHLY DEDUCTIONS ON DISABILITY RIDER
        This Rider provides that during periods of the premium payor's total disability, as defined in the Rider, certain Policy charges and charges for any Policy riders will be waived.

o       DISABILITY BENEFIT RIDER
        This Rider provides that during period of the insured's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.

O       PAYOR DISABILITY RIDER
        This Rider provides that during periods of the premium payor's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.

o       ACCIDENTAL DEATH BENEFIT RIDER
        This Rider pays an additional benefit upon the insured's death resulting from a covered accident.

o       CHILDREN'S PROTECTION RIDER
        This Rider provides term life insurance protection, as defined in the Rider, for the insured's children.

o       GUARANTEED INSURABILITY RIDER
        This Rider guarantees that insurance coverage may be added at various option dates without evidence of insurability. This benefit may be exercised on the option dates even if the insured is disabled.

o       TERM COVERAGE RIDER
        This Rider provides term insurance upon the insured's life in addition to the specified amount of insurance coverage under the Policy.

o       OTHER INSURED RIDER
        This Rider provides term insurance upon an individual other than the insured.

o       TERMINAL ILLNESS RIDER
        This Rider provides for the ability to accelerate the death benefit to be a living benefit to withdraw value from the Policy, as defined in the Rider, in the event of diagnosis of a terminal illness.

o       LEGACY ASSET RIDER
        This Rider also provides for the ability to accelerate the death benefit to be a living benefit to withdraw value from the Policy, as defined in the Rider, in the event of a diagnosis of a terminal or chronic illness.

o       WAIVER OF DEDUCTIONS RIDER
        This Rider is issued in conjunction with the Legacy Asset Rider and provides for the waiver of certain Policy charges and charges for any Policy riders so long as benefits under the Legacy Asset Rider are payable.



                                     - D:1 -
OVERTURE OVATION! VUL                                          Optional Features

[ ]   IMSA

      We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

                                    THANK YOU

    for reviewing this Prospectus. You should also review the series fund prospectuses for those Subaccount variable investment option underlying portfolios you wish to select.

                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                    Ameritas Variable Life Insurance Company
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              variable.ameritas.com


                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found in the "on-line services" section of our Web Site. Or, call us at our toll-free number and we'll send you the form you need.

[ ]   ILLUSTRATIONS

      ILLUSTRATIONS in APPENDIX B demonstrate how the Policy operates, given the Policy's expenses and several assumed rates of return. These tables may assist you in comparing the Policy's death benefits, Cash Surrender Values and Policy Values with those of other variable life insurance policies. You may also ask your sales representative or us to provide a comparable illustration based upon your specific situation. THE EXAMPLE AMOUNTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN IN THE CHART.

[ ]   REGISTRATION STATEMENT

    A registration statement including other information about us and the Policy is on file with the Securities and Exchange Commission ("SEC"). For a free copy, access it on the SEC's Web site (WWW.SEC.GOV, EDGAR "SEARCH FOR COMPANY FILINGS," "QUICK FORMS LOOKUP" and type in "Ameritas Variable") You can also ask for it from the SEC's office in Washington, D.C.; they may charge you a fee.

[ ]   REPORTS TO YOU

      We will send you a statement at least annually showing your Policy's death benefit, Policy value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrender, partial withdrawals, and other Policy transactions as they occur. You will receive such additional periodic reports as may be required by the SEC.

Ameritas Variable Life Insurance Company Logo

OVERTURE OVATION! VUL              LAST PAGE

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant  makes  the  following   representation   pursuant  to  the  National
Securities Markets Improvements Act of 1996:

Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.


                              RULE 484 UNDERTAKING

AVLIC'S By-laws provide as follows:

The Company shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                     REPRESENTATION PURSUANT TO RULE 6E-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:
The facing sheet.
The prospectus consisting of 40 pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484.
Representations pursuant to Rule 6e-3(T).
The signatures.
Written consents of the following:
(a) Actuary - To be Provided.
(b) Donald R. Stading
(c) Independent Auditors - To be Provided.

The Following Exhibits:
1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2.
        (1) Resolution of the Board of Directors of AVLIC Authorizing Establishment of the Account. 1
        (2)    Not applicable.
        (3)(a) Principal Underwriting Agreement. 1
           (b) Proposed Form of Selling Agreement. 1
           (c) Commission Schedule. To be Provided.
           (d) Amendment to Principal Underwriting Agreement. 2
        (4)    Not Applicable.
        (5)(a) Proposed Form of Policy. To be Provided.
           (b) Proposed Form of Policy Riders. To be Provided.
        (6)(a) Articles of incorporation of Ameritas Variable Life Insurance Company. 2
           (b) Bylaws of Ameritas Variable Life Insurance Company. 3
        (7)    Not applicable.
        (8)(a) Participation  Agreement  in  the  Variable Insurance  Products
               Fund. 2
           (b) Participation Agreement in the Alger American Fund. 2
           (c) Participation Agreement in the MFS Variable Insurance Trust. 1
           (d) Participation Agreement in the Morgan Stanley Universal Funds, Inc. 1
           (e) Participation Agreement in the Calvert Variable Series, Inc. Ameritas Portfolios. 4
           (f) Form of Participation Agreement in the Calvert Variable Series, Inc. Social Portfolios. 6
           (g) Form of Participation Agreement in the American Century Variable Portfolios, Inc. 6
           (h) Form of Participation Agreement in the INVESCO Variable Investment Funds, Inc. 6
           (i) Form of Participation Agreement in the Salomon Brothers
               Variable Series
               Funds Inc. 6
           (j) Form of Participation Agreement in the Summit Mutual Funds,
               Inc. 6
           (k) Form of Participation Agreement in the Third Avenue Variable Series Trust. 6
        (9)    Not Applicable.
        (10)   Application for Policy. To be Provided.
        (11)   Code of Ethics. 5
2. (a)(b) Opinion and Consent of Donald R. Stading.
3. No financial statements will be omitted from the final Prospectus pursuant to Instruction 1(b) or (c) or Part I.
4.  Not applicable.
5.  Not applicable.
6. (a)(b) Opinion and Consent of Actuary. To be Provided.
7.  Consent of Independent Auditors. To be Provided.
8.  Form of Notice of Withdrawal Right and Refund pursuant to Rule 6e-3(T)(b)
(13)(viii) under the Investment Company Act of 1940. 2

Footnotes:

1 Incorporated by reference to the initial Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed November 5, 1996.
2    Incorporated   by   reference  to  the   Pre-Effective   Amendment  to  the
     Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed January 17, 1997.
3 Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account VA-2, File No. 333-36507, filed February 20, 1998.
4 Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed August 30, 1999.
5 Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed February 29, 2000.
6 Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-14845, filed November 22, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ameritas Variable Life Insurance Company Separate Account V, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 28th day of June, 2001.


                                      AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                                SEPARATE ACCOUNT V, Registrant

                           AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor

                                          By: /s/ Lawrence J. Arth *
                                             ---------------------------------
                                                  Lawrence J. Arth
                                                  Chairman of the Board


As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on June 28, 2001.

         SIGNATURE                                  TITLE

    Lawrence J. Arth *              Director, Chairman of the Board and Chief
                                    Executive Officer

    William J. Atherton *           Director, President and Chief Operating
                                    Officer

    Kenneth C. Louis *              Director, Executive Vice President

    Gary R. McPhail *               Director, Executive Vice President

    Thomas C. Godlasky *            Director, Senior Vice President and Chief
                                    Investment Officer

    JoAnn M. Martin *               Director, Vice President and Chief Financial
                                    Officer

    Michael G. Fraizer *            Director

    Robert C. Barth *               Controller (PRINCIPAL ACCOUNTING OFFICER)

    William W. Lester *             Treasurer (PRINCIPAL FINANCIAL OFFICER)


    /S/ Donald R. Stading           Secretary and General Counsel
--------------------------
       Donald R. Stading

* Signed by Donald R. Stading under Powers of Attorney executed effective as of January 25, 2001.

                                  EXHIBIT INDEX

        EXHIBIT

        2. (a)(b)     Opinion and Consent of Donald R. Stading